SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(ニューヨーク・カリフォルニア州法)
SKADDEN ARPS LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER 21ST FLOOR
1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6021, JAPAN

TEL: (03) 3568-2600
FAX: (03) 3568-2626

SEC MAIL PROCESSING RECEIVED
OCT 2 6 2006
WASH. D.C. 210 SECTION

06017824

CES
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TORONTO
VIENNA

October 26, 2006

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Exemption Pursuant to Rule 12g3-2(b) for
GMO Internet, Inc. (the "Issuer"): File No. 82-34950

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Kenju Watanabe /M.o./

Kenju Watanabe

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

Enclosures

dle 10/30

SEC MAIL PROCESSING
RECEIVED
OCT 26 2006
WASH, D.C.
210
SECTION

EXHIBIT A

GMO INTERNET GROUP

August 1,2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 81- 3 - 5456 - 2555

U R L http://www.gmo.jp

Notice regarding Major Shareholders

At the end of the second quarter of the current financial year (2006/30/06), we would like to take the opportunity to provide you with the following information regarding our major shareholders.

We are not obligated to disclose this information under the Tokyo Stock Exchange Timely Disclosure regulations paragraph 2 Item 1.2b. However, we have received a number of enquiries from shareholders concerning our major shareholders, and as such we provide this information voluntarily.

As of June 30th 2006		
Shareholder	No. of Shares	% of Shares
Kumagai Masatoshi Office Ltd.	22,400,000	36.11
HSBC Fund Service J2	2,726,500	4.39
Masatoshi Kumagai	2,000,000	3.22
Bayerische Vereinsbank A.G. Customer Account	1,886,600	3.04
HSBC Fund Service J1	1,362,000	2.19
SNFE MAC Japan Active Shareholder Fund LP.	888,800	1.43
The Master Trust Bank of Japan, Ltd (Custodial Account)	878,300	1.41
Japan Trustee Services Bank, Ltd (Custodial Account)	705,200	1.13
Kaoru Kumagai	600,000	0.96
CA-IS BANK, PARIS ORDINARY ACCOUNT	596,900	0.96

As of December 31st 2005		
Shareholder	No. of Shares	% of Shares
Kumagai Masatoshi Office Ltd.	22,400,000	36.11
The Master Trust Bank of Japan, Ltd (Custodial Account))	3,271,000	5.27
Masatoshi Kumagai	2,000,000	3.22
Japan Trustee Services Bank, Ltd (Custodial Account)	1,280,200	2.06
Bayerische Vereinsbank A.G. Customer Account	1,250,200	2.01
Japan Securities Finance Co.,Ltd	1,082,900	1.74
Nippon Life Co.,Ltd (Special Type Pension Account)	1,057,200	1.70
SNFE MAC Japan Active Shareholder Fund LP.	996,300	1.60
Calyon Paris Ordinary Account	932,100	1.50
Morgan Stanley & Co. International Limited	891,254	1.43

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

GMO INTERNET GROUP

14 August, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449	(First Section of TSE)
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

GMO Internet Group Revises Forecast Interim Consolidated Business Results for the Year Ending 2006.

GMO Internet Group has made the following revisions to the interim consolidated business results forecast for the fiscal year ending December 2006 (1 January, 2006 to 31 December, 2006) that was published in the press release "Consolidated and Non-consolidated Forecasts Revised for the Year Ending December 31, 2006" (8 May, 2006).

1. Revised Business Results Forecast

Revised Interim Consolidated Business Results Forecast for the year ending December, 2006 (from 1 January, 2006 to 30 June, 2006)

	Sales	Operating Profit	Ordinary Profit	Current Net Profit
	¥ millions	¥ millions	¥ millions	¥ millions
Previous Forecast (8 May, 2006) (a)	24,000	2,000	2,000	500
Revised Forecast	23,042	2,009	1,927	193
Amount of Increase/Decrease (b-a)	-958	9	-73	-307
Percentage Increase/Decrease	-4.0%	0.5%	-3.6%	-61.4%
Actual Results for the Previous Fiscal Year (year-ending December, 2005) (for reference)	14,304	1,122	1,154	666

2. Reasons for Revision

The main factors causing current net profit to be revised are the Excess Interest Repayment Fund and the liquidation of credit claim costs in the Internet Finance segment loans and credit business. In the first quarter 900 million yen was allocated to the Excess Interest Repayment Fund (an extraordinary loss of 410 million yen) however in the current Interim Consolidated Financial Statement a further 207 million has been added bringing the total balance of the fund to 1.107 billion yen (an extraordinary loss of 1.050 billion yen transferred to the Excess

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved

Interest Repayment Fund). The other contributing factor, costs associated with past liquidation of credit claims, included the one time depreciation of a 278 million yen advance payment.

There has been no change to forecast year-end business results.

Please note the above projections are based on information available at the time of release. Future events may cause year-end results to differ from forecast figures.

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved

August 29, 2006

Address	26-1 Sakuragaoka-cho Shibuya-ku
Company Name	GMO Internet Inc.
Representative	Mr. Masatoshi Kumagai, President and Representative Director
	(First Section of the Tokyo Stock Exchange, Code: 9449)
Contact:	Mr. Masashi Yasuda, Managing Director
Telephone	03－5456－2555 (Switchboard)
URL	http://www.gmo.jp

Notice concerning the Sale of Drecom Co. Ltd. Shares

GMO Internet announces the sale today (August 29, 2006) of the shares it held in Drecom Co. Ltd. The number of shares sold was 290 and the selling price was ¥2,297,100 per share. (Total: ¥666,159,000) There will be no adjustments to our business results forecast as a result of this sale.

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

GMO INTERNET GROUP

August 30, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

T E L 81- 3 - 5456 - 2555

U R L http://www.gmo.jp

GMO Net Card Inc. Announces Plans to Acquire Just Inc. and Other Stock

GMO Internet Group Inc. loans and credit business subsidiary GMO NetCard Inc. has announced its decision to acquire all outstanding shares in the personal finance company Just Inc. and the 13 companies in its group (hereafter "target company") .

1 . Reasons for the Stock Acquisition

The target company's credit costs are low and it has excellent loan assets worth over 30 billion yen. The acquisition will also allow GMO Net Card Inc. to take advantage of the target company's customer base to further expand its loans and credit business.

In addition to this, with its established high earning rate business model and the benefit of GMO Internet Group Internet knowledge, we can expect a new revenue base and an increase in income.

2 . Stock Acquisition Schedule

Stock Transfer Contract Date	August 28, 2006
Transfer of Stock	August 31, 2006

The stock transfer contract comes into effect today (August 30, 2006) when the financing transaction with Lehman Brothers Securities Inc. is due to be finalized.

3 . Method of Stock Acquisition

The merger corporation ASA5 (※1) acting as the assignee of GMO Net Card Inc., acquired all stock in the target Company (Just Inc. and the 13 companies in the group)

An agreement was established between Lehman Brothers Securities Inc and the assignee merger corporation ASA5 that Lehman Brothers Securities Inc., would lend a maximum of 27.5 billion yen (23.9 billion yen will be lent on August 31, 2006). Lehman Brothers Securities will retain security rights for all target company stock

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

and its loan assets which will eventually be securitized.

(※1) The objective of acquiring all the target company' s outstanding shares by the merger corporation ASA5 was established.

Outline of Merger corporation ASA5

Business Name	ASA5 Merger Corporation
Business Details	Investment business
Established	August 4, 2006
Head Office	3-22-10 Toranamon, Minato-ku Tokyo
Capital	10,000 yen
Representative	Limited Liability Chukan Hojin ASA Holdings 4 (※2)

(※2) Limited Liability Chukan Hojin ASA Holdings 4 is a capital investor in ASA5 Merger Corporation.

Outline of Limited Liability Chukan Hojin ASA Holdings 4

Business Name	Limited Liability Chukan Hojin ASA Holdings 4
Business Details	Investment Business
Established	June 9, 2006
Head Office	3-22-10 Toranamon, Minato-ku Tokyo
Capital	3,000,000 yen
Representative	Director: Masaki Aguni
Capital Investor	GMO NetCard (100%)

4. Target Company Name, Number of Shares to be Acquired, Cost of Acquisition and Ownership of the Stock around the Time of Acquisition.

Company Name	No. of shares owned before the acquisition	No. of shares acquired	Acquisition Cost (¥millions)	No. of shares owned after the acquisition	Ownership Ratio
Just Inc.	0	60	2,955	60	100.0%
Like Card Ltd.	0	100	5	100	100.0%
Sanyo Credit Co. Ltd	0	60	2,742	60	100.0%
East Japan Credit Ltd	0	980	4,712	980	100.0%

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

Sunlife Ltd	0	100	5	100	100.0%
Sanai Credit Ltd	0	60	3,540	60	100.0%
Million Ltd	0	60	1,970	60	100.0%
Alto Ltd.	0	60	1,757	60	100.0%
Japan Ltd.	0	60	7,507	60	100.0%
JC Ltd.	0	100	5	100	100.0%
Save Ltd	0	260	1,437	260	100.0%
N Corporation Ltd.	0	100	5	100	100.0%
TS Corporation Ltd.	0	100	5	100	100.0%
Total (13 companies)	0	2,100	26,647	2,100	100.0%

Copyright (C) 2008 GMO Internet, Inc. All Rights Reserved.

5. Target Company (13 companies) Recent Statement of Business Results

The following information is provided about the target company whose shares were acquired by ASA5 Inc.

Target Company (13 companies) Outline

① Business Name	Just Inc.	Like Card Ltd.	Sanyo Credi Ltd.	East Japan Credit Ltd.	Sunlife Ltd.	Sanai Ltd.	Million Ltd.
② Business Details	Personal finance	Personal finance	Personal finance	Personal finance	Personal finance	Personal finance	Personal finance
③Established	September 6, 1984	May 9, 2005	September 6, 1984	October 2, 1979	May 9, 2005	June 18, 1984	September 1, 1984
④Head Office	2-1-11 Aramachi, Aomorishi	2-1-11 Aramachi, Aomorishi	2-1-11 Aramachi, Aomorishi	5-6 Kaiunbashidori Moriokashi	1-4-46 Ichiko, Oosaki	4-1-6 Toukamachi, Yamagatashi	1-3-1 Kasumicho Yamagatashi
⑤ Representative	Director: Hiroshi Azuma	Director: Tsuyoshi Kudo	Director: Koji Inomata	Director: Masatoshi Tsukahara	Director: Kohei Yokoyama	Director: Kazuo Kimura	Director: Shinya Sudou
⑥Capital	¥3,000,000	¥5,000,000	¥3,000,000	¥9,800,000	¥5,000,000	¥3,000,000	¥3,000,000
⑦Outstanding Shares	60	100	60	980	100	60	60
⑧ Shareholders' Equity	¥2,595,000,000	-¥37,000,000	¥2,407,000,000	¥4,127,000,000	-¥17,000,000	¥3,000,000	¥3,000,000
⑨Total Assets	¥5,683,000,000	¥581,000,000	¥5,082,000,000	¥9,208,000,000	¥168,000,000	17,347,000,000	¥5,288,000,000
⑩ Accounting Period	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31
⑪ Major Customers	General Customers	General Customers	General Customers	General Customers	General Customers	General Customers	General Customers
⑫ Major shareholders and voting rights (over 10%)	Mitsuko Takahashi (53.3%) and 2 other people	Mitsuko Takahashi (53.0%) and 2 other people	Mitsuko Takahashi (53.3%) and 2 other people	Mitsuko Takahashi (51.0%) and 2 other people	Mitsuko Takahashi (53.0%) and 2 other people	Mitsuko Takahashi(53.3%) and 2 other people	Mitsuko Takahashi (53.3%) and 2 other people

① Business Name	Alto Ltd.	Japan Ltd.	JC Ltd.	Save Ltd	N Corporation Ltd.	TS Corporation Ltd.
② Business Details	Personal finance	Personal finance	Personal finance	Personal finance	Personal finance	Personal finance
③Established	September 5, 1984	September 6, 1984	April 25, 2005	September 2, 1999	October 20, 2005	November 18, 2005
④Head Office	1-3-1 Kasumicho Yamagata shi	16-23-803 Okaji Miyaginoku, Sendai Shi	5-19 Nakamachi, Koriyamashi	8 Mikamachi, Hachinoheshi	2-6-6 Shinoda Aomorishi	1-10-408 Seimeicho Fukushima
⑤ Representative	Director: Takahiko Sudo	Director: Takashi Sasaki	Director: Ryo Sato	Director: Masahiro Kudo	Director: Hiroshi Numayama	Director: ToshiyaSaitoh
⑥Capital	¥3,000,000	¥3,000,000	¥5,000,000	¥13,000,000	¥5,000,000	¥5,000,000
⑦Outstanding Shares	60	60	100	260	100	100
⑧ Shareholders' Equity	¥1,548,000,000	¥6,517,000,000	-¥2,000,000	¥1,252,000,000	¥5,000,000	¥5,000,000
⑨Total Assets	¥3,869,000,000	¥14,055,000,000	¥42,000,000	¥2,681,000,000	¥5,000,000	¥5,000,00
⑩ Accounting Period	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31	June 1 to May 31
⑪ Major Customers	General Customers	General Customers	General Customers	General Customers	General Customers	General Customers
⑫ Major shareholders and voting rights (over 10%)	Mitsuko Takahashi (53.3%) and 2 other people	Mitsuko Takahashi (53.3%) and 2 other people	Mitsuko Takahashi (53.3%) and 2 other people	Mitsuko Takahashi (51.2%) and 2 other people	Mitsuko Takahashi (52.0%) and 2 other people	Mitsuko Takahashi (52.0%) and 2 other people

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

Target Company (13 companies) Recent Statement of Business Results

Accounting Period: Year Ending May 2005	Sales (¥millions)	Ordinary Profits (¥millions)	Current Net Profit (¥millions)
Just Inc.	963	521	341
Like Card Ltd.	–	–	–
Sanyo Credit Co. Ltd	914	519	338
East Japan Credit Ltd	1,741	871	593
Sunlife Ltd	–	–	–
Sanai Credit Ltd	1,409	706	473
Million Ltd	963	361	217
Alto Ltd.	738	328	220
Japan Ltd.	2,734	1,624	1,064
Japan Ltd.	–	–	–
Save Ltd	558	299	192
N Corporation Ltd.	–	–	–
TS Corporation Ltd.	–	–	–
Total	10,020	5,229	3,438

Accounting Period: Year Ending May 2006	Sales (¥millions)	Ordinary Profits (¥millions)	Current Net Profit (¥millions)
Just Inc.	875	455	273
Like Card Ltd.	50	-42	-42
Sanyo Credit Co. Ltd	902	476	284
East Japan Credit Ltd	1,663	817	517
Sunlife Ltd	2	-22	-22
Sanai Credit Ltd	1,333	630	399
Million Ltd	957	319	218
Alto Ltd.	698	294	182
Japan Ltd.	2,742	1,630	983
Japan Ltd.	–	-7	-7
Save Ltd	534	272	166
N Corporation Ltd.	–	–	–
TS Corporation Ltd.	–	–	–
Total	9,756	4,822	2,951

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

6. Impact on the GMO Internet Group Business Results

Business results forecasts for the target company are currently being prepared and will be released as soon as they are finalized.

Please refer to the press release *Notice of Addition to Total Assets* (August 30, 2006) for information regarding the effects on the GMO Internet Group consolidate financial position.

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

GMO INTERNET GROUP

August 30, 2006

For Immediate Release

Address 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative Masatoshi Kumagai , Representative Director and President

Contact person Masashi Yasuda, Managing Director

TEL 81- 3 - 5456 - 2555

URL http://www.gmo.jp

Notice of Addition to Total Assets

GMO NetCard Inc., a consolidated subsidiary of GMO Internet Group Inc., in the loans and credit business, today (August 30, 2006) resolved to acquire all shares in the personal finance company Just Inc. and the 13 companies in its group.

As a result of the loan intended to fund the stock acquisition, GMO Internet Group Inc. total assets will increase over 30% above net assets on the last day of the previous financial year (Year Ending December 2005).

There will be no impact on non-consolidated total assets or net assets ratio.

1. Increase in Total Assets

	Year Ending December 2005	After Borrowing	Amount of Increase
Total Consolidated Assets	(¥thousands) 88,057,369	(¥thousands) 112,039,369	¥23,982,000,000

2. Percentage Increase in Total Assets

	Year Ending December 2005 , Net Assets (a)	Amount of Increase (b)	Proportion of net assets (b/a)
Consolidated net asset ratio	(¥thousands) 16,282,890	(¥thousands) 23,982,000	% 147.3

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

【Details of the Loan】

1.	Source of Loan	Lehman Brothers Securities Inc.
2.	Amount of Loan	¥23,982,000,000
3.	Date of Contract	August 30, 2006
4.	Date Effective	August 31, 2006
5.	Collateral	Equities and loan portfolio of the company assigned by GMO NetCard Inc.
6.	Other	GMO NetCard Inc. intends to securitize the loan portfolio for this acquisition. Details will be disclosed as soon as they are confirmed

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

GMO INTERNET GROUP

11 September, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

GMO Internet Group Announces Change in Dividend Policy and a Revision to Forecast Dividends.

The GMO Internet Group Board of Directors meeting decided today to amend dividend policy. As a result, end of term dividend per share and the year-end dividend forecast have been revised.

1. Change in Dividend Policy

The GMO Internet Group places importance on returning profits to shareholders and it is our policy to maintain stable dividends.

The dividend policy was amended to include a target dividend payout ratio of **33% of Consolidated Current Net Profit** in order to further define the importance of returning profits to investors.

2. Revision to Forecast Dividends

As a result of the new target dividend payout ratio of 33%, the forecast year-end dividend per share for the year ended December, 2006 in the FY2006 Non-consolidated Interim Financial Statements (14 August, 2006) has been revised.

	Interim Dividend	End of Term Dividend	Year-End Dividend
Forecast for the year-ended December 2006	¥3. 00	¥9.00	¥12.00
Previous forecast (14 August, 2006)	¥3.00	¥3.00	¥6.00

Copyright (C) 2006 GMO Internet, Inc. All Rights Reserved.

[Cover Sheet]

[Submitted document]	Semiannual reports
[To be submitted to]	Head of the Kanto Finance Bureau
[Date of Submission]	September 22, 2006
[Interim Accounting Term]	First half of the 16th term (from January 1, 2006 to June 30, 2006)
[Company Name]	GMO Internet, Inc.
[Company Name in English]	GMO internet, Inc.
[Title and Name of Representative Director]	Masatoshi Kumagai, Representative Director and President
[Location of Head Office]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03)5456−2555
Masashi Yasuda	Executive director responsible for administrative sections, Group business strategies, and investor relations
[Nearest Contact Address]	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
[Phone Number]	(03)5456−2731
[Name of Contact Person]	Toshihiko Sugaya, Director and Manager of Group General Affairs Division
[Place where the report is made available for public inspection]	Tokyo Stock Exchange Inc.
	(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

Section 1 Corporate Information

No.1 Summary of the Company

1. Changes in major management indicators, etc.

(1) Changes in key management indicators, etc. for the most recent three consolidated interim accounting terms and two consolidated accounting terms.

Business Year		First Half of the 14th Term	First Half of the 15th Term	First Half of the 16th Term	14th Term	15th Term
Accounting term		From January 1, 2004 To June 30, 2004	From January 1, 2005 To June 30, 2005	From January 1, 2006 To June 30, 2006	From January 1, 2004 To December 31, 2004	From January 1, 2005 To December 31, 2005
Operating profit	(Thousand yen)	9,828,127	14,304,032	23,042,961	23,561,986	37,219,808
Ordinary profit	(Thousand yen)	1,181,595	1,154,241	1,927,263	2,805,478	4,103,097
Net profit or Net loss (-)	(Thousand yen)	1,748,973	666,603	193,030	2,563,068	3,258,953
Net assets	(Thousand yen)	11,869,221	13,627,780	24,076,581	13,350,626	16,282,890
Total assets	(Thousand yen)	20,388,614	27,487,365	92,844,847	27,896,802	88,057,369
Net assets per share	(Yen)	424.50	222.08	278.63	217.93	262.51
Net profit per share	(Yen)	62.87	10.88	3.12	44.81	52.68
Net profit per share after adjustment of latent shares	(Yen)	61.80	10.80	3.02	44.16	52.39
Net worth ratio	(%)	58.2	49.6	18.6	47.9	18.5
Cash flow from operating activities	(Thousand yen)	494,903	- 378,262	- 353,429	2,436,921	- 158,357
Cash flow from investing activities	(Thousand yen)	2,627,743	- 412,426	- 423,266	- 1,112,515	- 22,733,175
Cash flow from financial activities	(Thousand yen)	19,258	797,533	686,139	1,439,562	34,748,770
Balance of cash and cash equivalents at the end of term	(Thousand yen)	11,701,637	11,327,451	23,931,370	11,319,354	23,202,882
Number of employees (figures in parentheses are the average number of temporary employees)	(People)	578 (274)	954 (844)	1,360 (386)	872 (496)	1,169 (667)

(Notes) 1. Operating profit does not include consumption tax, etc.

2. From the consolidated interim accounting term under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5 on December 9, 2005 by the Accounting Standard Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.8 on December 9, 2005 by the Accounting Standards Board of Japan) were applied.

(2) Changes in major management indicators, etc. of the company submitting the report for the most recent three consolidated interim accounting terms and two consolidated accounting terms

Business Year		First Half of the 14th Term	First Half of the 15th Term	First Half of the 16th Term	14th Term	15th Term
Accounting term		From January 1, 2004 To June 30, 2004	From January 1, 2005 To June 30, 2005	From January 1, 2006 To June 30, 2006	From January 1, 2004 To December 31, 2004	From January 1, 2005 To December 31, 2005
Operating profit	(Thousand yen)	3,799,012	5,136,113	5,938,513	8,207,273	9,921,292
Ordinary profit	(Thousand yen)	616,466	939,807	1,325,757	1,315,925	1,580,848
Net profit	(Thousand yen)	1,531,629	913,362	1,417,456	2,198,740	1,687,658
Capital	(Thousand yen)	3,311,130	3,311,130	3,311,130	3,311,130	3,311,130
No. of shares issued	(Shares)	28,364,394	61,601,988	62,031,378	61,601,988	62,031,378
Net assets	(Thousand yen)	10,475,774	11,713,202	14,910,562	12,088,597	12,574,851
Total assets	(Thousand yen)	13,019,808	16,017,866	49,084,191	17,861,754	46,358,522
Net assets per share	(Yen)	374.67	190.88	240.48	197.64	203.01
Net assets per share	(Yen)	55.06	14.91	22.88	38.75	27.47
Net profit per share after adjustment of latent share	(Yen)	54.12	14.79	22.83	38.19	27.32
Interim dividend per share (annual)	(Yen)	4.00	3.00	3.00	5.00	6.00
Net worth ratio	(%)	80.5	73.1	30.4	67.7	27.1
Number of employees (figures in parentheses are the average number of temporary employees)	(People)	186 (115)	217 (170)	362 (233)	189 (123)	221 (151)

(Notes) 1. Operating profit does not include consumption tax, etc.

2. The interim dividend per share for the first half of the 14th term was a commemorative dividend marking the listing of the Company's shares on the Second Section of the Tokyo Stock Exchange on February 27, 2004, and totaled 111,840,000 yen.

3. From the consolidated interim accounting term under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5 on December 9, 2005 by the Accounting Standard Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.8 on December 9, 2005 by the Accounting Standards Board of Japan) were applied.

2. Description of the business

There was no significant change in the businesses operated by the Company Group (the Company and its affiliates) during the consolidated interim accounting term under review. Major changes in affiliates during the consolidated interim accounting term under review are as follows:

(2) Business Organization Chart


Internet Use Support Business
(Internet Infrastructure Business)
Company
GMO Hosting & Security, Inc.
WEBKEEPERS, INC.
@YMC CORPORATION
Paperboy &Co.
Internet Number Corporation
Grandsphere Co., Ltd.
GeoTrust Japan, Inc.
GMO Payment Gateway, Inc.
Payment-One, Inc.
GMO blog, Inc.
GMO Research Institute Inc.
Mighty Server, Inc.
Epsilon Inc.
MAKESHOP Co., Ltd.
Internet Advertising Support Business (Media Business)
GMO MediaHoldings, Inc.
GMO Media, Inc.
Tea Cup Communication, Ltd.
GMO Ad Networks, Inc.
Magclick Inc.
GMO San Planning, Inc.
GMO Games, Inc.
Net Clue, Inc.
GMO Research, Inc.
JWord Inc.
Internet Finance Business
GMO NETCARD, Inc.
GMO internet securities, Inc.
GMO VenturePartners, Inc.
GMO Venture Partners Investment Limited Partnership
Blog Business Fund Investment Limited Partnership
Consolidated

3. Status of Affiliated Companies

Changes in affiliates during the consolidated interim accounting term under review are as follows:

(1) New

Company name	Address	Capital stock or investment (thousand yen)	Business Details	Percentage of voting rights or equity share held (%)	Description of relationship
(Consolidated subsidiary)					
GMO VenturePartners, Inc.	Shibuya-ku, Tokyo	210,000	Venture capital operations	100.0	Three directors hold concurrent posts. Financial support Lease of the office space
GMO internet securities, Inc.	Shibuya-ku, Tokyo	800,000	Internet securities operations	87.2	Two directors hold concurrent posts. Lease of the office space
MAKESHOP Co., Ltd.	Shibuya-ku, Tokyo	15,000	Online shop construction ASP operations	58.7	Four directors hold concurrent posts. Financial support Lease of the office space
GMO MediaHoldings, Inc.	Shibuya-ku, Tokyo	270,000	Strategic planning for the media business as a whole	100.0	Three directors hold concurrent posts. Lease of the office space
Epsilon Inc.	Shibuya-ku, Tokyo	98,000	Operation and provision of the online credit network for credit cards	100.0 (100.0)	
Mighty Server, Inc.	Shibuya-ku, Tokyo	15,000	Web Hosting operations	100.0 (100.0)	
GMO Venture Partners Investment Limited Partnership	Shibuya-ku, Tokyo	1,260,000	Venture capital operations	31.7 (31.7)	
Blog Business Fund Investment Limited Partnership	Shibuya-ku, Tokyo	1,010,000	Venture capital operations	9.9 (31.7)	

(Notes) 1. Netclue Japan Co., Ltd. and GMO-interTAINMENT, Inc. were merged on April 1, 2006 with Netclue Japan Co., Ltd. the surviving company. With the merger, the name of the company was changed to GMO Games, Inc.

2. GMO internet securities, Inc., MAKESHOP Co., Ltd., Epsilon Inc., Mighty Server, Inc., GMO VenturePartners, Inc., GMO Venture Partners Investment Limited Partnership, and Blog Business Fund Investment Limited Partnership became consolidated subsidiaries from the consolidated interim accounting term under review, as their significance increased.

3. GMO MediaHoldings, Inc. was established on April 1, 2006.

4. Although our stake in GMO Venture Partners Investment Limited Partnership and Blog Business Fund Investment Limited Partnership did not exceed 50 hundredths, we made them our subsidiaries, as we have effective control over them.

5. Figures in parenthesis in the "Percentage of Voting Rights Held by the Company" section indicate the percentage of indirect ownership.

(2) Exclusion

GMO Communications Co., Ltd., TELECOM ONLINE Inc. and Solis Corporation merged and dissolved as of January 1, 2006 with the Company being the surviving company.

GMO-interTAINMENT, Inc. was merged with Netclue Japan Co., Ltd. and dissolved as of April 1, 2006 with Netclue Japan Co., Ltd. being the surviving company.

4. Employees situation

(1) Employee situation at consolidated companies

As of June 30, 2006

Segment name based on business type	Number of employees (people)
Internet Use Support Business (Internet Infrastructure Business)	700 (302)
Internet Advertising Support Business (Media Business)	415 (52)
Internet Finance Business	245 (32)
Total	1,360 (386)

(Notes) 1. Number of employees shows the number of working employees.

2. The figures in the parenthesis in "Number of employees" denote the average number of temporary employees during the consolidated interim accounting term under review.

3. The increase in the number of employees by 191 from the end of previous term was a result of the expansion of the business.

(2) Status of the Company submitting the report

As of June 30, 2006

Number of employees (people)	362 (233)

(Notes) 1. Number of employees shows the number of working employees.

2. The figures in the parenthesis in "Number of employees" denote the average number of temporary employees during the consolidated interim accounting term under review.

3. The number of employees increased 141 from the end of the previous fiscal year. This is an increase resulting from the absorption of consolidated subsidiaries and the expansion of business.

(3) Status of the labor union

The employees have not been unionized. The employer-employee relationship has been good.

No.2 Status of the Business

1. Outline of Business Results

(1) Business Results

We report here the business results for the interim term ending December 2006 (from January 1, 2006 to June 30, 2006)

<General business conditions>

During this consolidated accounting term under review, the Japanese economy continued to show signs of economic recovery with a recovery in corporate plant and equipment investment and an increase in share prices, etc. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 31,240,000 in Japan at the end of March 2006. The Internet environment is now firmly established, and Internet use continues to grow (*).

In this environment, the Internet Use Support Business (Internet Infrastructure business) saw rising needs for the Internet use support services, particularly in small and medium-sized companies, and steadily enhanced its customer base. To integrate management resources, the Company also absorbed GMO Communications Co., Ltd., TELECOM ONLINE Inc., and Solis Corporation as of January 1, 2006, with the Company as the surviving company.

In the Internet Advertising Support Business (Media Business), the monthly number of users amounted to 21,520,000 in June 2006, according to research by Nielsen NetRatings, which ranks third in Japan.

In the Internet Finance Business, we entered into capital and business alliances with eBank Corporation to strengthen our customer base. However, in light of the information statement released by the Japanese Institute of Certified Public Accountants on March 15, 2006 entitled "Cautionary Notes on Audits in Consumer Credit Companies," we posted an Allowance for a Loss on Interest Reimbursement from this period, which had an impact on the results for the quarter under review.

As a result, during this quarter's consolidated accounting period, the Group recorded sales of 23,042,961,000 yen (up 61.1% year-on-year), operating profit of 2,009,152,000 yen (79.0% increase year-on-year), ordinary profit of 1,927,263,000 yen (67.0% increase year-on-year), and current profit of 193,030,000 yen (71.0% decrease year-on-year).

<Segment Information>

· Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) recorded sales of 8,025,892,000 yen, down 4.7% from the previous year, and operating profit of 1,271,930,000 yen, down 10.6% from the previous year. Although the main business, namely the domain acquisition business, Web hosting operations, and the credit card payment processing operations, posted robust income gains, temporary income was posted for the enterprise communications business in the previous consolidated interim accounting term. As a result, sales for the interim accounting term under review declined on a year-on-year basis.

· Internet Advertising Support Business (Media Business)

The Internet advertising support business (media business) posted sales of 6,018,853,000 yen (up 0.1% from the previous year) and operating profit of 262,324,000 yen (an operating loss of 330,087,000 yen for the previous year). Profitability improved significantly thanks to the higher sales and productivity of the JWord

business.

- Internet Finance Business

The Internet finance business recorded sales of 9,140,250,000 yen and operating profit of 416,051,000 yen, despite posting start-up expenses for the commencement of the Internet securities business at GMO internet securities, Inc. and an allowance for the loss on interest reimbursement at GMO NETCARD, Inc. from the current fiscal year in accordance with the Auditing Guidelines for Consumer Finance Companies, Etc. published by the Japanese Institute of Certified Public Accounts on March 15, 2006.

* According to the "Changes in the Number of Subscribers for Broadband Service (at the end of March, 2006)" released by the Ministry of Internal Affairs and Communications

(1) Cash Flow

The balance of cash and cash equivalents (hereinafter called "cash") on a consolidated basis at the end of the interim accounting term under review increased 12,603,919,000 yen from the end of the previous consolidated interim accounting term, to 23,931,370,000 yen. This balance reflected net cash used in operating activities of 353,429,000 yen, attributable to the payment of income taxes and other amounts, net cash used in investing activities of 423,266,000 yen with the acquisition of intangible fixed asses and investment securities, and net cash provided by financing activities of 686,139,000 yen, the result of proceeds from the issuance of shares to minority shareholders despite the repayment of borrowings.

The status of each cash flow item during the consolidated interim accounting term is as follows:

Net cash used in operating activities was 353,429,000 yen (378,262,000 yen for the same period a year ago), reflecting an increase in operational loans of 534,295,000 yen and the payment of income taxes of 2,394,691,000 yen, offsetting income before income taxes and minority interests of 1,330,314,000 yen.

Net cash used in investing activities was 423,266,000 yen (412,426,000 yen for the same period a year ago) as a result of the acquisition of investment securities of 1,790,730,000 yen and the acquisition of intangible fixed assets of 1,114,207,000 yen, offsetting proceeds from the sale of shares in subsidiaries of 1,338,506,000 yen.

Net cash provided by financing activities was 686,139,000 yen (down 14.0% year on year), attributable to long-term debt and short-term borrowings of 45,802,304,000 yen and proceeds from the issuance of shares to minority shareholders of 411,735,000 yen, despite payments of bond redemptions of 31,075,000,000 yen and reductions in long-term debt and short-term borrowings of 15,629,496,000 yen.

2. Production, Orders and Sales

(1) Results of production

n/a

(2) Results of purchase

Item	Amount of purchase (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	8,717	109.7
Internet Advertising Support Business (Media Business)	2,362,234	93.7
Total	2,370,952	93.7

(Notes) 1. Figures do not include consumption tax.
2. Figures are shown using purchase prices.

(3) Results of orders received

Item	Amount of orders received (thousand yen)	Change from year-ago level (%)	Backlog of orders (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	440,894	88.8	145,099	116.9
Internet Advertising Support Business (Media Business)	4,060,349	96.0	413,145	132.8
Total	4,501,244	95.4	558,245	128.3

(Notes) 1. Figures do not include consumption tax.

(4) Sales results

Item	Sales (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	7,963,200	95.3
Internet Advertising Support Business (Media Business)	5,939,510	99.8
Internet Finance Business	9,140,250	—
Total	23,042,961	161.1

(Notes) 1. Figures do not include consumption tax.
2. The ratio of the results of sales to each major customer and the results of sales under review to the results of total sales is less than 10% for the previous accounting term and the accounting term under review and entry is therefore omitted.

3. Issues for the Company

During the consolidated interim accounting term under review, there was no significant change or new issue arising with respect to the business and financing of the Group.

4. Primary agreements, etc. in business

The basic agreement for the provision of cash management services between the Company and its consolidated subsidiaries

The Company concluded an agreement, described below, with its subsidiaries and affiliates for the purpose of improving the efficiency of Group financing, management and settlement operations.

Name of agreement	GMO Internet Group's Basic Agreement For the Provision of Cash Management Services
Counterparty to the agreement	Magclick Inc. and GMO San Planning INC. (Note)
Main content	Collective cash management services for the GMO Internet Group, including account management services such as the balance management of concentration accounts (including super short-term deposits), cash transactions including loans and deposits, and associated cash transfers among participating companies, and accounting handling.

(Note) The Company had concluded the above agreement with its subsidiaries, namely GMO Payment Gateway, Inc., GMO HOSTING & SECURITY, INC., GMO NETCARD, Inc., JWord Inc., and GMO internet securities, Inc., before the filing date of the semiannual report.

5. Research and development activities

Total research and development expenses for the Group in the consolidated accounting term under review reached 65,806,000 yen. The expenses were primarily for improvement of server functions and research and development for various solutions that GMO Hosting & Security, Inc., a consolidated subsidiary, has been implementing.

No.3 Status of Facilities

1. Status of major facilities

There was no item requiring particular mention during the consolidated interim accounting period under review.

2. Plan for new installation and retirement, etc. of facilities

There was no item requiring particular mention during the consolidated interim accounting period under review.

No.4 Status of the Company Submitting the Report

1. Status of shares, etc.

(1) Total number of shares, etc.

1) Total number of shares

Type	Total number of shares that can be issued (shares)
Common shares	248,125,000
Total	248,125,000

2) Outstanding shares

Type	Number of shares issued as of the end of the interim accounting term (June 30, 2006)	Number of shares issued as of the date of submission (September 22, 2006)	Name of securities exchange of listing or name of securities dealers association of registration	Details
Common shares	62,031,378	62,128,378	First Section, Tokyo Stock Exchange	—
Total	62,031,378	62,128,378	—	—

(2) Status of equity warrants, etc.

The Company issued equity warrants in accordance with the provisions of Article 280-20 and Article 280-21 of the Commercial Code as follows.

Extraordinary resolution date of the Extraordinary General Shareholders Meeting (August 30, 2002)		
	As of the end of the interim accounting term (June 30, 2006)	As of the end of the month preceding the submission date (as of August 31, 2006)
Number of equity warrants	123 (Note 1)	n/a (Note 3)
Type of share associated with equity warrants	Common shares	
Number of shares associated with equity warrants	123,000 shares (Note 2)	
Amount to be paid on exercise of equity warrants	353 yen per share (Note 2)	
Exercise period of equity warrants	From September 1, 2003 to August 31, 2006	
Issuance price and amount included in capital when shares are issued through exercise of equity warrants	(1) Issue price of shares 353 yen per share (Note 2) (2) Amount included in capital from the issuance price 177 yen (When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.)	
Conditions for exercise of equity warrants	(1) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants. (2) Successors of the recipients may not exercise equity warrants.	
Matters related to transfer of equity warrants	The transfer of equity warrants requires the approval of the Board of Directors of the Company.	
Items related to substitutive payment	n/a	

(Notes) 1. The number of shares to be issued on the exercise of each equity warrant is 500. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the exercise of equity warrants will be adjusted using the equation in the following paragraph.

2. Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

3. All of these stock subscription rights had been exercised prior to August 31, 2006.

Extraordinary resolution date of the Regular General Shareholders Meeting (March 29, 2005)		
	As of the end of the interim accounting term (June 30, 2006)	As of the end of the month preceding the submission date (as of August 31, 2006)
Number of equity warrants	100 (Note 1)	Same as the left
Type of share associated with equity warrants	Common shares	
Number of shares associated with equity warrants	10,000 shares (Note 2)	
Amount to be paid on exercise of equity warrants	3,039 yen per share (Note 2)	
Exercise period of equity warrants	From April 1, 2006 to March 28, 2015	
Issuance price and amount included in capital when shares are issued through exercise of equity warrants	(1) Issue price of shares 3,039 yen per share (Note 2) (2) Amount included in capital from the issuance price 1,520 yen (When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.)	
Conditions for exercise of equity warrants	(1) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants. (2) Successors of the recipients may not exercise equity warrants.	
Matters related to transfer of equity warrants	The transfer of equity warrants requires the approval of the Board of Directors of the Company.	
Items related to substitutive payment	n/a	

(Notes) 1. The number of shares to be issued on the exercise of each equity warrant is 500. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the exercise of equity warrants will be adjusted using the equation in the following paragraph.

2. Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded

down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

(3) Changes in the total number of shares issued and capital, etc.

Month, Date, Year	Change in total number of shares issued (Shares)	Balance of total number of shares issued (Shares)	Change in capital (Thousand yen)	Outstanding capital (Thousand yen)	Change in capital reserve (Thousand yen)	Outstanding capital reserve (Thousand yen)
From January 1, 2006 to June 30, 2006	—	62,031,378	—	3,311,130	—	5,238,528

(Note) From August 1 to August 31, 2006, the following new shares were issued in accordance with the exercise of the first stock subscription right.

Month, Date, Year	Change in total number of shares issued (Shares)	Balance of total number of shares issued (Shares)	Change in capital (Thousand yen)	Outstanding capital (Thousand yen)	Change in capital reserve (Thousand yen)	Outstanding capital reserve (Thousand yen)
August 31, 2006	97,000	62,128,378	17,169	3,328,299	17,072	5,255,600

(4) Status of major shareholders

As of June 30, 2006

Name or Title	Address	Number of shares held (Thousand shares)	Ratio of number of shares held to total number of shares issued
Masatoshi Kumagai Office, Ltd.	3-18-16, Minami-Aoyama, Minato-ku	22,400	36.11
HSBC Fund Service J2 (Standing proxy: Tokyo Branch of Hong Kong Shanghai Bank)	1 QUEEN'S ROAD CENTRAL HONG KONG (3-11-1, Nihonbashi, Chuo-ku)	2,726	4.40
Masatoshi Kumagai	3F Minami-Aoyama Mori Building, 3-18-16, Minami-Aoyama, Minato-ku	2,000	3.22
Bayerische Vereinsbank A.G. (customer accounts) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	AM SEDERANGER 5, MUNICH, F. R. GERMANY (Custody Operation Department, 2-7-1, Marunouchi, Chiyoda-ku)	1,886	3.04
HSBC Fund Service J1 (Standing proxy: Tokyo Branch of Hong Kong Shanghai Bank)	1 QUEEN'S ROAD CENTRAL HONG KONG (3-11-1, Nihonbashi, Chuo-ku)	1,362	2.20
SNFE MAC Japan Active Shareholder Fund LP (Standing proxy: Tokyo Branch of Hong Kong Shanghai Bank)	1 QUEEN'S ROAD CENTRAL HONG KONG (3-11-1, Nihonbashi, Chuo-ku)	888	1.43
Master Trust Bank of Japan, Ltd. (trust account)	2-11-3 Hamamatsu-cho, Minato-ku	878	1.42
Japan Trustee Service Bank, Ltd. (trust account))	1-8-11, Harumi, Chuo-ku	705	1.14
Kaoru Kumagai	3-18-16, Minami-Aoyama, Minato-ku	600	0.97
CA-IS Bank, Paris Ordinary Account (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	96, BOULEVARD HAUSSMAN 75008 PARIS FRANCE (Custody Operation Department, 2-7-1, Marunouchi, Chiyoda-ku)	596	0.96
Total	—	34,044	54.88

(5) Status of voting rights

1) Issued shares

As of June 30, 2006

Classification	Number of shares (shares)	Number of voting rights	Details
Non-voting shares	—	—	—
Shares with limited voting rights (treasury shares, etc.)	—	—	—
Shares with limited voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	(Shares held by the Company) Common shares 26,700	—	
Shares with full voting rights (others)	Common shares 62,000,100	620,001	—
Shares less than one unit	Common shares 4,578	—	—
Total number of shares issued	62,031,378	—	—
Voting rights held by all shareholders	—	620,001	—

(Notes) 1. "Shares with full voting rights (other)" include 5,100 shares under the name of Japan Securities Depository Center, Inc. (51 voting rights).

2. "Shares less than one unit" include 84 shares of treasury shares held by the Company.

2) Treasury shares etc.

As of June 30, 2006

Name or Title of the holder	Address of the holder	Number of shares held under its name	Number of shares under other persons' name	Total number of shares held	Ratio of the number of shares held to the total number of shares issued
(Shares held by itself) GMO Internet, Inc.	26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo	26,700	—	26,700	0.04
Total	—	26,700	—	26,700	0.04

2. Changes in the stock price

Monthly highs and lows during the interim accounting term under review

Month	January 2006	February	March	April	May	June
Highest (yen)	2,975	2,360	2,245	2,285	2,005	1,650
Lowest (yen)	1,971	1,610	1,700	1,851	1,500	1,210

(Note) The highest/lowest stock prices are at the First Section of the Tokyo Stock Exchange.

3. Status of directors

There was no change in officers from the filing date of the securities report for the previous fiscal year to the filing date of this semiannual report.

No.5 Status of Accounting

1. With respect to the method of producing the consolidated interim financial statements and the interim financial statements

(1) The consolidated interim financial statements of the Company are prepared in accordance with the "Regulations Concerning Terminology, Forms, and Preparation Methods of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No.24, 1999; hereinafter, the "Regulations Concerning Consolidated Interim Financial Statements").

The consolidated interim financial statements for the previous consolidated interim accounting term (from January 1, 2005 to June 30, 2005) are prepared based on consolidated interim financial statements before the amendment in accordance with the conditional clause in Article 3 of the supplementary provisions of the "Cabinet Office Ordinance to Amend Part of the Regulations Concerning Terminology, Forms, and Preparation Methods of Financial Statements, Etc." (Cabinet Office Ordinance No.5 on January 30, 2004).

The consolidated interim financial statements for the previous consolidated interim accounting term (from January 1, 2005 to June 30, 2005) and those for the consolidated interim accounting term under review (from January 1, 2006 to June 30, 2006) are prepared based on the "Regulations Concerning Consolidated Interim Financial Statements" before and after the amendment, respectively.

(2) The interim financial statements of the Company are prepared in accordance with the "Regulations Concerning Terminology, Forms, and Preparation Methods of Interim Financial Statements" (Ministry of Finance Ordinance No.38, 1977; hereinafter, the "Regulations Concerning Interim Financial Statements").

The interim financial statements for the previous interim accounting term (from January 1, 2005 to June 30, 2005) are prepared based on interim financial statements before the amendment in accordance with the conditional clause in Article 3 of the supplementary provisions of the "Cabinet Office Ordinance to Amend Part of the Regulations Concerning Terminology, Forms, and Preparation Methods of Financial Statements, Etc." (Cabinet Office Ordinance No.5 on January 30, 2004).

The interim financial statements for the previous interim accounting term (from January 1, 2005 to June 30, 2005) and those for the interim accounting term under review (from January 1, 2006 to June 30, 2006) are prepared based on the "Regulations Concerning Interim Financial Statements" before and after the amendment, respectively.

2. With respect to audit certificate

Pursuant to the provision in Article 193-2 of the Securities and Exchange Law, an interim audit of the Company's consolidated interim financial statements for the previous consolidated interim accounting term (from January 1, 2005 to June 30, 2005) and non-consolidated interim financial statement for the previous non-consolidated interim accounting term (from January 1, 2005 to June 30, 2005) has been carried out by ChuoAoyama Audit

Corporation, and an interim audit of the Company's consolidated interim financial statements for the consolidated interim accounting term under review (from January 1, 2006 to June 30, 2006) and non-consolidated interim financial statements for the non-consolidated interim accounting term under review (from January 1, 2006 to June 30, 2006) has been carried out by Deloitte Touche Tohmatsu, which has been appointed as the replacement audit corporation.

3. Replacement of the audit corporation

The audit corporation of the Company has been replaced as follows.

Previous consolidated and non-consolidated interim accounting term: ChuoAoyama Audit Corporation

Consolidated and non-consolidated interim accounting term under review: Deloitte Touche Tohmatsu

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

1) Consolidated Interim Balance Sheet

Section	Note Number	As of June 30, 2005 End of the consolidated accounting period of the previous fiscal year Amount (thousand yen)	Composition (%)	As of June 30, 2006 End of the consolidated accounting period of this fiscal year Amount (thousand yen)	Composition (%)	As of December 31, 2005 Consolidated balance sheet summary in the previous fiscal year Amount (thousand yen)	Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits		11,467,451		24,071,370		24,192,882	
2. Accounts receivable		2,810,998		2,889,226		2,965,738	
3. Inventory assets		28,685		50,055		31,605	
4. Deferred tax asset		633,108		2,080,624		1,544,780	
5. Shortterm loans receivable	*4	97,249		35,295		—	
6. Operational loans	*2, 4, 5	—		27,544,675		27,010,379	
7. Other assets		996,546		6,309,307		5,350,565	
Allowance for doubtful debts		- 329,222		- 6,375,101		- 6,589,597	
Total Current Assets		15,704,818	57.1	56,605,453	61.0	54,506,355	61.9
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*1	176,650		288,147		255,231	
(2) Tools and equipment	*1	318,453		550,409		532,809	
(3) Others	*1	48,666		59,396		40,566	
Total Tangible Fixed Assets		543,770	2.0	897,954	1.0	828,607	0.9
2. Intangible fixed assets							
(1) Goodwill		477,568		497,807		409,072	
(2) Software		565,101		2,683,090		2,053,300	
(3) Account for consolidated adjustments		2,312,203		16,376,076		16,792,246	
(4) Others		394,557		342,068		459,380	
Total of intangible fixed assets		3,749,430	13.6	19,899,043	21.4	19,713,999	22.4
3. Investments and other assets							
(1) Investments in securities	*2	5,522,403		8,635,227		6,676,076	
(2) Deposit		1,035,180		894,690		1,041,181	
(3) Deferred tax asset		323,645		503,157		678,309	
(4) Others		615,448		5,424,990		4,626,556	
Allowance for bad debt		- 7,331		- 15,668		- 13,718	
Total of investments and other assets		7,489,346	27.3	15,442,396	16.6	13,008,406	14.8
Total of fixed assets		11,782,547	42.9	36,239,394	39.0	33,551,013	38.1
Total of assets		27,487,365	100.0	92,844,847	100.0	88,057,369	100.0

Section	Note Number	As of June 30, 2005 End of the consolidated accounting period of the previous fiscal year Amount (thousand yen)	Composition (%)	As of June 30, 2006 End of the consolidated accounting period of this fiscal year Amount (thousand yen)	Composition (%)	As of December 31, 2005 Consolidated balance sheet summary in the previous fiscal year Amount (thousand yen)	Composition (%)
(Liabilities)							
I. Current liabilities							
1. Notes payable and accounts payable – trade		1,202,083		855,510		1,145,053	
2. Short-term debt	* 2	2,178,000		30,037,308		7,591,000	
3. Current portion of long-term debt	* 2	—		9,900,982		8,300,400	
4. Bonds to be redeemed within one year		—		150,000		150,000	
5. Convertible bonds with equity warrant to be repaid within one year		—		—		31,000,000	
6. Accrued amount payable		2,283,287		2,116,945		2,288,712	
7. Accrued corporation tax, etc		752,671		1,017,300		2,610,787	
8. Advance money		1,248,938		1,736,563		1,382,220	
9. Allowance for bonuses		108,832		132,377		108,681	
10. Allowance for loss on interest reimbursement		—		1,107,600		—	
11. Other liabilities		1,535,569		3,911,836		1,858,193	
Total of current liabilities		9,309,382	33.9	50,966,424	54.9	56,435,049	64.1
II Fixed liabilities							
1. Long-term bonds payable		—		4,075,000		4,150,000	
2. Long-term debt	* 2	—		11,571,868		5,445,950	
3. Long-term accounts payable		560,353		638,271		656,317	
4. Deferred tax liability		78,412		1,191,289		2,793	
5. Officers' retirement allowance reserve		—		56,400		50,200	
6. Allowance for retirement benefits for employees		—		198,242		192,238	
7. Other fixed liabilities		52,950		70,561		157,849	
Total of fixed liabilities		691,716	2.5	17,801,632	19.2	10,655,349	12.1
III Reserves under special laws							
Reserve for securities trading liabilities	* 3	—		208		—	
Total reserves under special laws		—		208	0.0	—	
Total of liabilities		10,001,099	36.4	68,768,266	74.1	67,090,398	76.2
(Minority Equity)							
Minority equity		3,858,485	14.0	—	—	4,684,079	5.3
(Shareholder's Equity)							
I Capital stock		3,311,130	12.1	—	—	3,311,130	3.8
II Capital reserve		5,309,729	19.3	—	—	5,353,357	6.1
III Earned surplus		5,024,284	18.3	—	—	7,617,791	8.6
IV Other gaps in appraisal of securities		31,509	0.1	—	—	28,214	0.0
V Equity adjustment from foreign currency translation		13,668	0.0	—	—	- 3,621	- 0.0
VI Own stocks		- 62,540	- 0.2	—	—	- 23,980	- 0.0
Total of shareholders' equity		13,627,780	49.6	—	—	16,282,890	18.5
Total of liabilities, minority equity and shareholders' equity		27,487,365	100.0	—	—	88,057,369	100.0

		As of June 30, 2005 End of the consolidated accounting period of the previous fiscal year			As of June 30, 2006 End of the consolidated accounting period of this fiscal year			As of December 31, 2005 Consolidated balance sheet summary in the previous fiscal year		
Section	Note Number	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)
(Net Assets)										
I Shareholders' equity										
1. Capital stock			—			3,311,130	3.6		—	
2. Capital reserve			—			5,358,992	5.8		—	
3. Earned surplus			—			7,501,438	8.0		—	
4. Own stocks			—			- 7,108	- 0.0		—	
Total shareholders' equity			—			16,164,452	17.4		—	
II Valuation/translation gains and losses, etc.										
1. Other gaps in appraisal of securities			—			1,117,322	1.2		—	
2. Deferred hedge gains and losses			—			8,111	0.0		—	
3. Equity adjustment from foreign currency translation			—			- 12,966	0.0		—	
Total valuation/translation gains and losses, etc.			—			1,112,468	1.2		—	
III Share subscription rights			—			34,398	0.0		—	
IV Minority interests			—			6,765,262	7.3		—	
Total Net Assets			—			24,076,581	25.9		—	
Total Net Assets plus Total Liabilities			—			92,844,847	100.0		—	

2) Consolidated Interim Profit and Loss Statement

Section	Note Number	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005 Amount (thousand yen)		Composition (%)	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006 Amount (thousand yen)		Composition (%)	Consolidated profit and loss statement summary in the previous fiscal year From January 1, 2005 to December 31, 2005 Amount (thousand yen)		Composition (%)
I. Operating revenue			14,304,032	100.0		23,042,961	100.0		37,219,808	100.0
II. Business expenses	* 1		6,139,986	42.9		6,674,202	28.9		12,814,347	34.4
III. Sales and general administrative expenses	* 2, 3		7,041,843	49.2		14,359,606	62.3		20,052,980	53.9
Operating profit			1,122,201	7.9		2,009,152	8.7		4,352,481	11.7
IV. Non-operating revenue										
1. Interest received		7,031			2,956			25,386		
2. Fees received		4,911			34,072			52,297		
3. Bad debt recovered		1,818			321			2,152		
4. Profit from investment partnership		11,715			23,973			28,349		
5. Foreign exchange gain		—			—			16,769		
6. Sales compensation payments		48,300			—			48,300		
7. Others		39,823	113,600	0.8	46,464	107,789	0.5	74,690	247,946	0.6
V. Non-operating expenses										
1. Interest paid		9,791			58,061			19,020		
2. Stock issue costs		10,626			2,058			37,866		
3. Bond issue cost		—			—			21,126		
4. Loss from investment partnership		10,264			—			3,870		
5. Exchange loss		7,637			1,516			—		
6. Initial public offering expenses	* 4	13,473			—			—		
7. Expense for out-of-court settlement		—			—			341,470		
8. Fees and commissions paid		—			109,630			—		
9. Others		29,767	81,560	0.6	18,411	189,678	0.8	73,976	497,330	1.3
Ordinary profit			1,154,241	8.1		1,927,263	8.4		4,103,097	11.0
VI. Extraordinary profit										
1. Gain from the prior-term adjustment	* 5	—			14,069			34,868		
2. Gain on sales of fixed assets	* 6	11,319			—			14,287		
3. Gain on sales of investments on stocks of securities		446,176			822,756			459,788		
4. Gain on sales of investments on stocks of affiliated companies		319,304			342,045			3,010,629		
5. Profit from change of equity investees	* 7	709,995			303,525			1,364,951		
6. Gain on sales of businesses		—			6,185			—		
7. Gain on return of allowance for doubtful debts		—	1,486,795	10.4	20,820	1,509,401	6.6	20,595	4,905,120	13.2
VII Extraordinary loss										
1. Loss from the prior-term adjustment	* 8	—			41,987			11,093		
2. Loss on sales of fixed assets	* 9	94,785			—			95,673		
3. Loss on retirement of fixed assets	* 10	276,462			48,604			489,504		
4. Devaluation of goodwill	* 11	64,914			—			82,193		

5. Loss on devaluation of subsidiaries		401			547,702			330,800		
6. Loss on sale of investment securities		—			7			—		
7. Loss on devaluation of affiliated company		—			25,000			10,049		
8. Loss on sales of investments on stocks of affiliated companies		—			1,100			6,932		
9. Loss on appraisal of capital contribution		—			—			41,649		
10. Loss on impairment of fixed assets	* 12	—			78,347			—		
11. Loss on change of equity investees	* 13	230,889			9,351			246,289		
12. Penalty for breaking a lease	* 14	72,471			10,618			75,158		
13. Loss on disposal of underforming business	* 15	372,303			1,993			773,325		
14. Provision for allowance for loss on interest reimbursement		—			1,050,680			—		
15 Expenses for change in corporate name		37,566			—			37,566		
16. Payments for damages	* 16	160,110			—			160,110		
17. Loss on redemption of bonds		—			—			54,979		
18. One-time amortization of prepaid expenses		—			278,929			—		
19. Provision for reserve for securities trading liabilities		—			208			—		
20. Others		—	1,309,903	9.2	11,818	2,106,350	9.2	—	2,415,327	6.5
Current net profit before adjustment of taxes			1,331,133	9.3		1,330,314	5.8		6,592,891	17.7
Corporate tax, residential tax and business tax		800,292			882,655			3,222,231		
Amount of adjustment, such as corporate tax		- 246,370	553,922	3.8	6,649	889,305	3.9	- 266,035	2,956,196	7.9
Profit of minority shareholders			110,607	0.8		247,978	1.1		377,741	1.0
Current period net profit			666,603	4.7		193,030	0.8		3,258,953	8.8

3) Statement of Consolidated Surplus

		Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005		Statement of consolidated surplus summary in the previous fiscal year From January 1, 2005 to December 31, 2005	
Section	Note Number	Amount (thousand yen)		Amount (thousand yen)	
(Capital Surplus)					
I. Balance of capital surplus at beginning of term			5,284,148		5,284,148
II. Increase in capital surplus					
1. Issue of new stocks through stock swap		—		30,692	
2. Gains on sales of treasury stock		25,580	25,580	38,515	69,208
III. Balance of capital reserve at end of term			5,309,729		5,353,357
(Earned Surplus)					
I. Balance of earned surplus at beginning of term			4,768,047		4,768,047
II. Increase in earned surplus					
1. Interim (current) net profit		666,603		3,258,953	
2. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries		2,471		2,471	
3. Increase in earned surplus due to merger		—	669,075	5,226	3,266,651
III. Decrease in earned surplus					
1. Dividend		367,330		367,330	
2. Bonus to directors and statutory auditors		36,063		36,063	
3. Decrease in surplus due to increased number of consolidated subsidiaries		—		4,023	
4. Decrease in surplus due to mergers		8,805		8,805	
5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates		638	412,838	684	416,907
IV. Balance of earned surplus at end of term			5,024,284		7,617,791

4) Consolidated Statement of Changes in Shareholders' Equity etc.

Consolidated accounting term under review (from January 1, 2006 to June 30, 2005)

	Shareholders' equity				
	Capital stock	Capital reserve	Earned surplus	Own stocks	Total shareholders' equity
Balance as of December 31, 2005 (thousand yen)	3,311,130	5,353,357	7,617,791	- 23,980	16,258,297
Changes in consolidated accounting period					
Distribution of retained earnings			- 185,821		- 185,821
Directors' bonuses based on the appropriation of retained earnings			- 55,719		- 55,719
Net Income			193,030		193,030
Decline in retained earnings due to mergers			- 3,533		- 3,533
Decline in retained earnings due to an increase in consolidated subsidiaries			- 64,307		- 64,307
Disposition of treasury stocks		5,634		16,872	22,507
Total changes in the consolidated accounting period (thousand yen)	—	5,634	- 116,352	16,872	- 93,844
Balance as of June 30, 2006 (thousand yen)	3,311,130	5,358,992	7,501,438	- 7,108	16,164,452

	Valuation/translation gains and losses, etc.				Share subscription rights	Minority equity	Total net assets
	Other gaps in appraisal of securities	Deferred hedge gains and losses	Equity adjustment from foreign currency translation	Total valuation/translation gains and losses, etc.			
Balance as of December 31, 2005 (thousand yen)	28,214	38,259	- 3,621	62,853	—	4,684,079	21,005,230
Changes in consolidated accounting period							
Distribution of retained earnings							- 185,821
Directors' bonuses based on the appropriation of retained earnings							- 55,719
Net Income							193,030
Decline in retained earnings due to mergers							- 3,533
Decline in retained earnings due to an increase in consolidated subsidiaries							- 64,307
Disposition of treasury stocks							22,507
Changes (net) in items other than shareholders' equity during the consolidated interim accounting period	1,089,108	- 30,148	- 9,344	1,049,614	34,398	2,081,183	3,165,196
Total changes in the consolidated accounting period (thousand yen)	1,089,108	- 30,148	- 9,344	1,049,614	34,398	2,081,183	3,071,351
Balance as of June 30, 2006 (thousand yen)	1,117,322	8,111	- 12,966	1,112,468	34,398	6,765,262	24,076,581

5) Statement of consolidated Cash Flow

		Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2005 to December 31, 2005
Section	Note Number	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operating activities				
Current net profit before adjustment of tax, etc.		1,331,133	1,330,314	6,592,891
Depreciation charge		289,900	668,879	906,553
Loss on impairment of fixed assets		—	78,347	—
Amortization of the consolidated adjustment account		292,001	666,427	957,428
Increase in allowance for doubtful debts		- 54,425	- 212,594	- 297,663
Increase in allowance for bonuses		71,118	29,698	- 9,786
Increase or decrease in retirement benefit costs		—	6,200	19,627
Increase in allowance for loss on interest reimbursement		—	1,107,600	—
Gain on sales of investments in securities		- 446,176	- 822,756	- 459,788
Gain on sales of stocks of affiliated companies		- 319,304	- 342,045	- 3,010,629
Gain on sales of businesses		—	- 6,185	—
Interest received and dividend received		- 7,031	- 2,956	- 25,386
Interest paid		9,791	58,061	18,948
Foreign currency transaction gain and loss		—	—	- 36,592
Stock issue costs		10,626	2,058	37,866
Loss on sales of investments in securities		—	—	1
Loss on devaluation of investments in securities		401	547,702	330,800
Loss from write-down of investments in affiliates		—	25,000	10,049
Loss on appraisal of capital contribution		—	—	41,649
Depreciation of goodwill		64,914	—	82,193
Loss on retirement of fixed assets		276,462	48,604	489,504
Loss on sales of fixed assets		94,785	—	95,673
Gain on sales of fixed assets		- 11,319	—	- 14,287
Loss from change of equity investees		230,889	9,351	246,289
Gain from change of equity investees		- 709,995	- 303,525	- 1,364,951
Increase (decrease) in operational loans		—	- 534,295	- 3,074,384
Increase in deposits received for securities		—	463,350	—
Increase in segregated customer funds		—	- 710,000	—
Increase in guarantee money received		—	752,010	—
Increase (decrease) in accounts receivable		806,647	80,233	685,514
Increase (decrease) in inventory assets		17,385	- 17,164	16,912
Increase (decrease) in other assets		- 174,951	- 1,077,002	1,472,880

Increase (decrease) in purchase debts		-97,377	-823,946	-173,401
Increase (decrease) in other liabilities		-229,133	1,146,642	-1,001,403
Paid director's bonuses		-43,025	-69,252	-43,025
Subtotal		1,403,319	2,098,757	2,493,484

		Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2005 to December 31, 2005
Section	Note Number	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
Interest and dividend received		7,208	2,265	25,300
Interest paid		- 9,492	- 59,761	- 19,020
Payment for damages		—	—	- 160,110
Payment of corporate tax, etc.		- 1,779,297	- 2,394,691	- 2,498,012
Cash flow from operating activities		- 378,262	- 353,429	- 158,357
II. Cash flow from investing activities				
Expenditure incurred by deposit of fixed deposit		—	—	- 8
Revenue accrued by repayment of fixed deposit		97,300	850,000	697,308
Expenditure incurred by acquisition of tangible fixed assets		- 177,279	- 217,913	- 417,512
Revenue accrued by sales of tangible fixed assets		615,919	—	629,649
Expenditure incurred by acquisition of intangible fixed assets		- 302,397	- 1,114,207	- 769,332
Revenue accrued by sales of intangible fixed assets		37,048	—	79,797
Expenditure incurred on acquisition of investment in securities		- 1,481,346	- 1,790,730	- 2,462,387
Revenue accrued from sale of investment in securities		828,205	1,338,506	839,655
Revenue accrued from redemption of investment in securities		277,500	50,000	277,500
Expenditure incurred on acquisition of investment in subsidiaries' securities		- 265,716	- 94,500	- 2,100,281
Revenue accrued from sale of investment in subsidiaries' securities		338,470	354,200	3,364,051
Expenditure incurred by acquisition of shares in new consolidated subsidiaries		- 278,233	—	—
Acceptance of subsidiaries' funds through stock swap		—	—	13,564
Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries		- 57,265	—	- 57,265
Expenditure incurred by acquisition of stock of new consolidated subsidiary		—	—	- 22,850,289
Expenditure incurred by loans		- 102,481	- 2,550	- 209,053
Revenue accrued by collection on loans		43,973	108,273	112,344
Expenditure incurred on the transfer of business		- 30,207	—	- 30,207
Revenue accrued from other investing activities		228,307	281,273	565,560
Expenditure incurred by other investing activities		- 184,222	- 185,620	- 416,267
Cash flow from investing activities		- 412,426	- 423,266	- 22,733,175

		Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2005 to December 31, 2005
Section	Note Number	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
III. Cash flow from financial activities				
Revenue accrued by short-term loans payable		—	32,002,304	6,800,000
Expenditure incurred by repayment of short-term loans payable		- 500	- 9,555,996	- 9,935,800
Revenue accrued by long-term debt		—	13,800,000	12,446,300
Expenditure incurred by repayment of long-term loans payable		—	- 6,073,500	- 7,778,000
Revenue accrued by issue of bonds		—	—	63,128,873
Expenditure incurred by redemption of debenture		—	- 31,075,000	- 31,475,000
Revenue incurred by issue of stocks for minority equity		1,250,037	411,735	2,279,947
Revenue accrued by payment from partners		—	1,470,000	—
Revenue or expenditure incurred by acquisition of own stocks		- 202,571	22,507	- 223,427
Payment of dividends		- 180,634	- 183,509	- 362,399
Payment of dividends for minority shareholders		- 68,797	- 132,402	- 131,722
Cash flow from financial activities		797,533	686,139	34,748,770
IV. Effect of exchange rate changes on cash and cash equivalents		1,251	2,487	9,630
V. Net increase in cash and cash equivalents		8,096	- 88,068	11,866,868
VI. Balance of cash and cash equivalents at the beginning of term		11,319,354	23,202,882	11,319,354
VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		—	738,786	16,659
VIII. Increase in cash and cash equivalents due to mergers		—	77,770	—
IX. Balance of cash and cash equivalents at the end of the term		11,327,451	23,931,370	23,202,882

Material matters as base in preparation of consolidated financial statements

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Matters related to the scope of consolidation	Of 33 subsidiaries, the following 21 companies are included in the scope of consolidation; Magclick Inc., GMO Media Inc. (former GMO Mobile&Desktop Inc.), GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS, INC., Paperboy & Co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Research, Inc. (former GMO Media and Solutions Inc.), Netclue Japan Co., Ltd., Netclue Co., Ltd., GMO Payment Gateway, Inc., GMO San Planning INC., TELECOM ONLINE Inc., Tea Cup Communication, LTD., JWord Inc., (former AccessPort Inc., @YMC CORPORATION, GMO Affiliate, Inc. · One company which became a consolidated subsidiary of the Company along with the acquisition of shares @YMC CORPORATION · One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review GMO Affiliate, Inc. · Five companies excluded from the scope of consolidation along with the merger Discount-Domain.com Inc. CCS Holding Co., Ltd., i's Factory,Ltd. 3721 Network Software Co., Ltd. E-sumai Inc.	Of 38 subsidiaries, the following 29 companies are included in the scope of consolidation; Magclick Inc., GMO Media Inc., GMO HOSTING & SECURITY, INC., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS, INC., Paperboy & Co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Research, Inc., GMO Games, Inc. (former Netclue Japan Co., Ltd.), Netclue Co., Ltd., GMO Payment Gateway, Inc., GMO San Planning INC., Tea Cup Communication, LTD., JWord Inc., @YMC CORPORATION, GMO Ad Networks, Inc. (former GMO Affiliate, Inc.), GMO blog, Inc., GMO NETCARD, Inc. (former Orient Credit Co., Ltd.), GMO internet securities, Inc., GMO MediaHoldings, Inc., MAKESHOP Co., Ltd., Epsilon Inc., Mighty Server, Inc., GMO VenturePartners, Inc., GMO Venture Partners Investment Limited Partnership, Blog Business Fund Investment Limited Partnership · Seven companies included in the scope of consolidation the Company because of their increased importance GMO internet securities, Inc. MAKESHOP Co., Ltd. Epsilon Inc. Mighty Server, Inc. GMO VenturePartners, Inc. Venture Partners Investment Limited Partnership Blog Business Fund Investment Limited Partnership · One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review GMO MediaHoldings, Inc. · Four companies excluded from the scope of consolidation along with the merger GMO Communications Co., Ltd. TELECOM ONLINE Inc. Solis Corporation GMO-interTAINMENT, Inc.	Of 39 subsidiaries, the following 25 companies are included in the scope of consolidation; Magclick Inc., GMO Media Inc. (former GMO Mobile&Desktop Inc.), GMO HOSTING & SECURITY, INC., GMO Communications Co., Ltd., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS, INC., Paperboy & Co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Research, Inc. (former GMO Media and Solutions Inc.), Netclue Japan Co., Ltd., Netclue Co., Ltd., GMO Payment Gateway, Inc. (former Card Commerce Service Co., Ltd.), GMO San Planning INC. (former SAN PLANNING Corporation), TELECOM ONLINE Inc., Tea Cup Communication, LTD., JWord Inc., (former AccessPort Inc., @YMC CORPORATION, GMO Affiliate, Inc., GMO blog, Inc., GMO-interTAINMENT, Inc., Solis Corporation, Orient Credit Co., Ltd. ·Two companies included in the scope of consolidation the Company because of their increased importance GMO blog, Inc. GMO-interTAINMENT, Inc. ·Three companies which became a consolidated subsidiary of the Company along with the acquisition of shares @YMC CORPORATION Solis Corporation Orient Credit Co., Ltd. · One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review GMO Affiliate, Inc. · Five companies excluded from the scope of consolidation along with the merger Discount-Domain.com Inc. CCS Holding Co., Ltd., i's Factory,Ltd. 3721 Network Software Co., Ltd. E-sumai Inc.

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
	Non-consolidated companies are Patent Incubation Capital Inc., GMO NETCARD, Inc., GMO-interTAINMENT, Inc., GMO blog, Inc. (former Forval Co.,Ltd.), Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., Swsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon Inc. MAKESHOP Co.,Ltd. All of these companies are small companies. Total assets, sales, net profit for the period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated financial statements.	Non-consolidated companies are Patent Incubation Capital Inc., GMO NETCARD, Inc., Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Swsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Mitumori.com, Inc., Woofooxing Network, Inc. All of these companies are small companies. Total assets, sales, net profit for the period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated financial statements.	Non-consolidated companies are Patent Incubation Capital Inc., GMO NETCARD, Inc., Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon Inc. MAKESHOP Co.,Ltd., GMO Ad Networks, Inc., GMO VenturePartners, Inc., GMO internet securities, Inc., GMO Venture Partners Investment Limited Partnership. All of these companies are small companies. Total assets, sales, net profit for the period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated financial statements.
2. Matters related to application of the equity method	There is no equity method company. Twelve non-consolidated subsidiaries, namely Patent Incubation Capital Inc., GMO NETCARD, Inc., GMO-interTAINMENT, Inc., GMO blog, Inc. (former Forval Co.,Ltd.), Scratch Magazine Inc., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., Swsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon Inc. MAKESHOP Co.,Ltd. and two affiliates, namely, Skylee Networks Inc., Humeia Registry Corporation have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method.	There is no equity method company. Nine non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., GMO NETCARD, Inc., Scratch Magazine Co., Ltd., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., SWsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Mitumori.com, Inc., Woofooxing Network, Inc. and two affiliates, namely, Humeia Registry Corporation, Hit, Inc. have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method.	There is no equity method company. Fourteen non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., GMO NETCARD, Inc., Scratch Magazine Co., Ltd., 北京室生熊谷数碼科技有限公司, Goo Via Japan Inc., Mighty Server, Inc., SWsoft Japan, Inc., 艾捷網絡軟件（北京）有限公司, Epsilon, Inc., MAKESHOP Co.,Ltd., GMO Ad Networks, Inc., GMO VenturePartners, Inc., GMO internet securities, Inc., GMO Venture Partners Investment Limited Partnership and three affiliates, namely, Skylee Networks Inc., Humeia Registry Corporation, Blog Business Fund Investment Limited Partnership, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method.
3. Matters related to the business year of consolidated subsidiaries	Of consolidated subsidiaries, the account closing date of GMO Payment Gateway, Inc. is September 30, for @YMC CORPORATION it is March 31. In preparing consolidated financial reports, to produce a financial report that serves as the basis for a consolidated financial report, we carry out the necessary provisional settlement of accounts as of the consolidated account closing date.	Of consolidated subsidiaries, the account closing date of GMO Payment Gateway, Inc. is September 30, for Epsilon, Inc., GMO NETCARD, Inc. (former Orient Credit Co., Ltd.) and GMO internet securities, Inc. it is March 31, for GMO Venture Partners Investment Limited Partnership and Blog Business Fund Investment Limited Partnership it is May 31.For the preparation of the consolidated interim financial statements, we use interim financial statements based on the provisional settlement of accounts conducted on the consolidated interim closing date for GMO Payment Gateway, Inc., Epsilon Inc., GMO NETCARD, Inc. (former Orient Credit Co., Ltd.) and GMO internet securities, Inc. and use financial statements as of the same day for GMO Venture Partners Investment Limited Partnership and Blog Business Fund Investment Limited Partnership. For significant transactions that arose before the consolidated interim closing date, we made the necessary adjustments for consolidation.	Of consolidated subsidiaries, the account closing date of GMO Payment Gateway, Inc. is September 30, for @YMC CORPORATION and Orient Credit Co., Ltd. it is March 31. In preparing consolidated financial reports, to produce a financial report that serves as the basis for a consolidated financial report, we carry out the necessary provisional settlement of accounts as of the consolidated account closing date.

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
4. Matters related to the accounting standards	(1) Important appraisal standards and appraisal method for assets 1) Negotiable securities Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We adopt the cost method based on the moving average method. 2) Inventory assets Products Products are evaluated using the cost method based on the moving average method. Inventory goods Inventory goods are evaluated using the cost method based on the gross average method. (2) Important method of depreciation of fixed assets 1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings and structures From eight to 50 years Tools, equipment and fixtures From two to 20 years 2) Intangible fixed assets We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years). (3) Important method of earmarking of deferred assets New share issuing expense We treat the whole amount of new share issue expenses as expenses at the time they are incurred. (4) Important standards for appropriation of allowances 1) Allowance for bad debts To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount. 2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review.	(1) Important appraisal standards and appraisal method for assets 1) Negotiable securities Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price Same as at left 2) Inventory assets Products Same as at left Inventory goods Same as at left (2) Important method of depreciation of fixed assets 1) Tangible fixed assets Same as at left 2) Intangible fixed assets Same as at left (3) Important method of earmarking of deferred assets New share issuing expense Same as at left (4) Important standards for appropriation of allowances 1) Allowance for bad debts Same as at left 2) Allowance for bonuses Same as at left	(1) Important appraisal standards and appraisal method for assets 1) Negotiable securities Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price Same as at left 2) Inventory assets Products Same as at left Products in progress The cost method from the individual method Inventory goods Same as at left (2) Important method of depreciation of fixed assets 1) Tangible fixed assets Same as at left 2) Intangible fixed assets Same as at left (3) Important method of earmarking of deferred assets New share issuing expense Same as at left Bond issue cost We treat the whole amount of new share issue expenses as expenses at the time they are incurred (4) Important standards for appropriation of allowances 1) Allowance for bad debts Same as at left 2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review.

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
	3) —	3) Allowance for retirement benefits for employees To prepare for payment of retirement benefits for employees, such allowance is posted based on retirement benefit obligations and the estimated amount of pension assets as of the end of the consolidated accounting term under review. Any difference in mathematical calculation is handled through the fixed amount method, whereby the amount calculated by dividing such difference by a certain number of years (four years) within the average remaining length of service of employees at the time when the difference is accrued in each consolidated accounting term is treated as an expense from the following consolidated accounting term.	3) Allowance for retirement benefits for employees To prepare for payment of retirement benefits for employees, such allowance is posted based on retirement benefit obligations and the estimated amount of pension assets as of the end of the consolidated accounting term under review. Any difference in mathematical calculation is handled through the fixed amount method, whereby the amount calculated by dividing such difference by a certain number of years (four years) within the average remaining length of service of employees at the time when the difference is accrued in each consolidated accounting term is treated as an expense from the following consolidated accounting term.
	4) —	4) Officers' retirement allowance reserve To prepare for payment of officers' retirement allowances, the amount of payment required at the end of term under the officers' retirement allowance rules is posted.	4) Officers' retirement allowance reserve Same as at left
	5) —	5) Allowance for loss on interest reimbursement To prepare for interest reimbursement in the future, we record a reasonable estimated amount, taking into consideration the past and most recent reimbursement situations, etc.	5) —
	6) —	6) Reserve for securities trading liabilities To prepare for losses arising from incidents involving securities, we record the amount calculated based on Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies" in accordance with Article 51 of the Securities and Exchange Law.	6) —
	(5) Important method to handle leasing transactions We apply the accounting treatment following the method applied to regular lease transactions to finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower.	(5) Important method to handle leasing transactions Same as at left	(5) Important method to handle leasing transactions Same as at left
	(6) Important method of hedge accounting 1) Method of hedge accounting When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap.	(6) Important method of hedge accounting 1) Method of hedge accounting Same as at left	(6) Important method of hedge accounting 1) Method of hedge accounting The Company employs deferral hedge accounting. Further, when forward-exchange contracts and currency swaps, meet the requirements of allocation treatment, allocation treatment is applied. When interest-rate swaps meet the requirements of special exception treatment, special exception treatment is applied.
	2) Measures of hedge and subjects of hedge Measure Foreign: exchange contracts and currency swap Subjects: Foreign currency debts and planned transactions	2) Measures of hedge and subjects of hedge Same as at left	2) Measures of hedge and subjects of hedge Measure Foreign: exchange contracts and currency swap Interest-rate swap Subjects: Foreign currency debts and planned transactions Interest on borrowing, etc.

	3) Hedge policy The objective is to avoid risks arising from exchange rate fluctuations. 4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. (7) Other important matters for production of the consolidated financial statements Accounting treatment of consumption tax, etc. We exclude tax for the accounting treatment of consumption tax.	3) Hedge policy Same as at left 4) Method for evaluation of validity of hedging Same as at left (7) Other important matters for production of the consolidated financial statements Accounting treatment of consumption tax, etc. Same as at left	3) Hedge policy To avoid exchange risk, the Company implements exchange contract transactions and currency swap transactions. To avoid interest volatility risk in borrowing, etc., the Company implements interest-rate swap transactions. The subjects of hedging are identified for each contract. 4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. Further, as it is confirmed that interest-rate swaps meet the requirements of special exception treatment following the risk control policy on the closing of contracts, the evaluation of validity on the date of account closing is abbreviated. (7) Other important matters for production of the consolidated financial statements Accounting treatment of consumption tax, etc. Same as at left
5. Scope of capital in statement of consolidated cash flow	Capital (cash and cash equivalents, etc.) in the statement of consolidated cash flow consists of cash on hand, deposits withdrawable at any time, and short-term investments, which carry only a minor risk of fluctuating of value and which are redeemable within three months of the date of acquisition	Same as at left	Capital (cash and cash equivalents, etc.) in the statement of consolidated cash flow consists of cash on hand, deposits withdrawable at any time, and short-term investments, which carry only a minor risk of fluctuating of value and which are redeemable within three months of the date of acquisition

Changes in Accounting Treatment

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses for the consolidated subsidiaries are now deducted from sales in the consolidated accounting term under review. This change was made because their positions as sales agencies has been further clarified and to provide more appropriate disclosure of business results given the increase in sales, including to agencies and advertisers, etc., the increase in the number of products handled, and future business development. Although, with this change, sales decreased by 447,899,000 yen from sales calculated via conventional methods, sales and general administrative expenses decreased by the same amount. Hence, there was no impact on operating profit, ordinary profit, and net profit before taxes.		Agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses for the consolidated subsidiaries are now deducted from sales in the consolidated accounting term under review. This change was made because their positions as sales agencies has been further clarified and to provide more appropriate disclosure of business results given the increase in sales, including to agencies and advertisers, etc., the increase in the number of products handled, and future business development. Although, with this change, sales decreased by 884,328,000 yen from sales calculated via conventional methods, sales and general administrative expenses decreased by the same amount. Hence, there was no impact on operating profit, ordinary profit, and net profit before taxes. The impact on segment information is indicated in the relevant section.
	(Accounting standard for impairment of fixed assets) From the consolidated interim accounting period under review, the accounting standard for impairment of fixed assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (August 9, 2002 by Accounting Standards Board of Japan)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (ASBJ Guidance No.6 on October 31, 2003 by Accounting Standards Board of Japan) are applied. As a result, income before income taxes and minority interest declined 78,347,000 yen. We subtract accumulated losses on the impairment of fixed assets directly from the amount of each asset.	
	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the consolidated interim accounting period under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5 on December 9, 2005 by the Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8 on December 9, 2005 by the Accounting Standards Board of Japan) are applied. The amount corresponding to Shareholders' Equity in the consolidated interim accounting period under review is 17,268,809,000 yen. Based on the amendment of the "Regulations Concerning Consolidated Interim Financial Statements," Net Assets in the consolidated interim balance sheet for the interim accounting period under review are prepared based on the "Regulations Concerning Consolidated Interim Financial Statements" after the amendment.	
	(Accounting Standard for Directors' Bonus) From the consolidated interim accounting period under review, the "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 on November 29, 2005) is applied. There is no effect on operating profit, ordinary profit, and income before income taxes and minority interests due to this application.	
	(Accounting Standard for Share-Based Payment and its Implementation Guidance)	

	From the consolidated interim accounting period under review, the "Accounting Standard for Share-Based Payment and its Implementation Guidance" (ASBJ Statement No. 8 on December 27, 2005 by the Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Share-Based Payment" (ASBJ Guidance No. 11 on December 27, 2005 by the Accounting Standards Board of Japan) are applied. There is no impact on profits and losses as a result of this application.		

Change in the method of representation

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006
(Consolidated Balance Sheet) Along with official announcement of the law revising a portion of the Securities Exchange Law (Law No. 97 in 2004) on June 9, 2004 and its enforcement from December 1, 2004, as well as revisions to the practical guidelines regarding financial instruments accounting (Report No.14 of the Accounting System Committee) as of February 15, 2005, capital subscriptions to investment business limited partnerships and similar partnerships (which are deemed as negotiable securities under Article 2, Paragraph 2 of the Securities Exchange Law) are to be expressed as investments in securities from the consolidated accounting term under review. Further, the amount of such capital subscriptions under "Investments in Securities" posted in the consolidated balance sheet in the consolidated accounting term under review was 208,788,000 yen.	—

Additional information

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the "Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 34,661,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 34,661,000 yen.	—	The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the "Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 103,948,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 103,948,000 yen.

Explanatory notes

(Matters related to the consolidated balance sheet)

<table>
<tr><th>As of June 30, 2005
End of the consolidated accounting period of the previous fiscal year</th><th>As of June 30, 2006
End of the consolidated accounting period of this fiscal year</th><th>FY2005
(As of December 31, 2005)</th></tr>
<tr><td>*1 Total depreciation of tangible fixed assets
483,113,000 yen</td><td>*1 Total depreciation of tangible fixed assets
826,360,000 yen
Accumulated losses on impairment of fixed assets 78,347,000 yen</td><td>*1 Total depreciation of tangible fixed assets
722,943,000 yen</td></tr>
<tr><td>*2 Assets offered as collateral
Assets offered as collateral
Shares of subsidiaries 309,355,000 yen
Details of liabilities
Short-term loans 2,178,000,000 yen</td><td>*2 Assets offered as collateral
Assets offered as collateral
Shares of subsidiaries 26,498,421,000 yen
Operational loans 7,103,437,000 yen
Investment in securities 124,824,000 yen
Details of liabilities
Short-term loans 23,875,000,000 yen
Current portion of long-term debt
4,433,700,000 yen
Long-term debt 6,249,500,000 yen

(2) Assets offered as collateral for derivatives transactions
Fixed deposit 40,000,000 yen</td><td>*2 Assets offered as collateral
Assets offered as collateral
Fixed deposit 850,000,000 yen
Operational loans 10,620,258,000 yen
Investment in securities 251,739,000 yen
Details of liabilities
Short-term loans 4,330,000,000 yen
Current portion of long-term debt
1,393,200,000 yen
Long-term debt 4,500,900,000 yen

(2) Assets offered as collateral for derivatives transactions
Fixed deposit 40,000,000 yen</td></tr>
<tr><td></td><td>*3 Reserves under special laws
A reserve for securities trading liabilities is posted pursuant to Article 51 of the Securities and Exchange Law.</td><td>*3 —</td></tr>
<tr><td></td><td>*4 Liquidation of receivables
The amount of off-balance operational loans accompanying the liquidation of receivables at the end of the consolidated accounting term in review was 52,954 million yen.</td><td>*4 Liquidation of receivables
The amount of off-balance operational loans accompanying the liquidation of receivables at the end of the consolidated accounting term in review was 53,300 million yen.</td></tr>
<tr><td></td><td>*5 Status of bad debt
The status of bad debt among operational loans and receivables under bankruptcy and rehabilitation is as follows:
<table>
<tr><th></th><th>Unsecured loans (Million yen)</th></tr>
<tr><td>Loans to clients who are bankrupt</td><td>1,355</td></tr>
<tr><td>Nonperforming loans</td><td>2,874</td></tr>
<tr><td>Loans in default for three months or more</td><td>142</td></tr>
<tr><td>Loans for which lending terms have been eased</td><td>3,415</td></tr>
<tr><td>Total</td><td>7,788</td></tr>
</table>
The loan categories above are defined as follows:
(Loans to clients who are bankrupt)
Loans to clients who are bankrupt denotes loans for which payment of the interest or principal has continued to be in arrears for a reasonable period, and for which a reason mentioned in Article 96 Paragraph 1, Section 3 A to E of the enforcement ordinance of the corporate tax law (government decree No. 97 in 1965) or a reason prescribed in Section 4 of the same paragraph occurred. Further, with respect to receivables under bankruptcy and rehabilitation, etc., the allowance for bad debt, which is equivalent to the estimated uncollectible amount based on the individual evaluation of receivables, is posted.</td><td>*5 Status of bad debt
The status of bad debt among operational loans and receivables under bankruptcy and rehabilitation is as follows:
<table>
<tr><th></th><th>Unsecured loans (Million yen)</th></tr>
<tr><td>Loans to clients who are bankrupt</td><td>5,131</td></tr>
<tr><td>Nonperforming loans</td><td>732</td></tr>
<tr><td>Loans in default for three months or more</td><td>122</td></tr>
<tr><td>Loans for which lending terms have been eased</td><td>2,538</td></tr>
<tr><td>Total</td><td>8,524</td></tr>
</table>
The loan categories above are defined as follows:
(Loans to clients who are bankrupt)
Loans to clients who are bankrupt denotes loans for which payment of the interest or principal has continued to be in arrears for a reasonable period, and for which a reason mentioned in Article 96 Paragraph 1, Section 3 A to E of the enforcement ordinance of the corporate tax law (government decree No. 97 in 1965) or a reason prescribed in Section 4 of the same paragraph occurred. Further, with respect to receivables under bankruptcy and rehabilitation, etc., the allowance for bad debt, which is equivalent to the estimated uncollectible amount based on the individual evaluation of receivables, is posted.</td></tr>
</table>

As of June 30, 2005 End of the consolidated accounting period of the previous fiscal year	As of June 30, 2006 End of the consolidated accounting period of this fiscal year	FY2005 (As of December 31, 2005)
	(Nonperforming loans) Among loans for which payment of the principal or interest has continued to be in arrears for a reasonable period, nonperforming loans denotes loans which have not been classified as loans to clients who are bankrupt. However, among receivables for which an agreement that is advantageous for debtors has been concluded through an interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, loans for which payment is made regularly are excluded. (Loans in default for three months or more) Loans in default for three months or more denotes operational loans for which payment of the principal or interest has been in arrears for more than three months from the day following the contracted date of payment, and which are not classified as loans to clients who are bankrupt or nonperforming loans. (Loans for which lending terms have been eased) Loans for which lending terms have been eased denotes operational loans which are paid regularly for receivables for which an agreement that is advantageous for debtors has been concluded through interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, and which are not classified as loans to clients who are bankrupt, nonperforming loans or loans in default for three months or more.	(Nonperforming loans) Among loans for which payment of the principal or interest has continued to be in arrears for a reasonable period, nonperforming loans denotes loans which have not been classified as loans to clients who are bankrupt. However, among receivables for which an agreement that is advantageous for debtors has been concluded through an interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, loans for which payment is made regularly are excluded. (Loans in default for three months or more) Loans in default for three months or more denotes operational loans for which payment of the principal or interest has been in arrears for more than three months from the day following the contracted date of payment, and which are not classified as loans to clients who are bankrupt or nonperforming loans. (Loans for which lending terms have been eased) Loans for which lending terms have been eased denotes operational loans which are paid regularly for receivables for which an agreement that is advantageous for debtors has been concluded through interest reduction or exemption or long-term divided payment with the purpose of management reconstruction of or support for debtors, and which are not classified as loans to clients who are bankrupt, nonperforming loans or loans in default for three months or more.

(Matters related to the consolidated profit and loss statement)

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
*1 Major expense items and amounts of business expenses Salary 715,865,000 yen Transfer from allowance for bonus 25,383,000 yen Rental expense 267,621,000 yen Communications cost 156,733,000 yen Commission paid 501,008,000 yen Land rent/Rent 255,357,000 yen Outsourcing cost 941,081,000 yen Media cost 2,062,520,000 yen Depreciation cost 116,435,000 yen	*1 Major expense items and amounts of business expenses Salary 804,486,000 yen Transfer from allowance for bonus 22,976,000 yen Rental expense 231,896,000 yen Communications cost 162,272,000 yen Commission paid 676,329,000 yen Land rent/Rent 302,002,000 yen Outsourcing cost 937,782,000 yen Media cost 2,008,055,000 yen Depreciation cost 143,499,000 yen	*1 Major expense items and amounts of business expenses Salary 1,451,436,000 yen Transfer from allowance for bonus 22,392,000 yen Rental expense 498,104,000 yen Communications cost 322,171,000 yen Commission paid 1,125,248,000 yen Land rent/Rent 532,391,000 yen Outsourcing cost 1,667,355,000 yen Media cost 4,223,344,000 yen Depreciation cost 252,344,000 yen
*2 Major expense items and amounts of selling and administrative expenses Advertising cost 888,393,000 yen Salary 2,011,465,000 yen Transfer from allowance for bonus 61,788,000 yen Transfer from allowance for bad debt 49,919,000 yen Commission paid 573,447,000 yen Amortization of consolidated adjustment account in the term 292,001,000 yen Depreciation cost 158,488,000 yen	*2 Major expense items and amounts of selling and administrative expenses Advertising cost 1,149,807,000 yen Salary 2,330,562,000 yen Transfer from allowance for bonus 196,666,000 yen Transfer from allowance for bad debt 607,135,000 yen Commission paid 437,536,000 yen Amortization of consolidated adjustment account in the term 666,427,000 yen Depreciation cost 524,328,000 yen Retirement benefit expenses 7,134,000 yen Provision for allowance for loss on interest reimbursement 56,920,000 yen	*2 Major expense items and amounts of selling and administrative expenses Advertising cost 2,261,271,000 yen Salary 4,230,024,000 yen Transfer from allowance for bonus 123,598,000 yen Transfer from allowance for bad debt 3,129,923,000 yen Commission paid 1,174,012,000 yen Amortization of consolidated adjustment account in the term 957,428,000 yen Depreciation cost 650,405,000 yen
*3 —	*3 Test and research expenses included in general administrative expenses totaled 65,806,000 yen.	*3 Test and research expenses included in general administrative expenses totaled 122,274,000 yen.
*4 Initial public offering expenses are attributable to the listing of GMO Payment Gateway, Inc. on the Mothers Market of the Tokyo Stock Exchange in April 2005.	*4 —	*4 —
*5 —	*5 Gains from the prior-term adjustment were accrued due to an adjustment in expenses during the previous consolidated accounting term.	*5 Gains from the prior-term adjustment were accrued due to an adjustment in expenses during the previous consolidated accounting term.
*6 A gain of 11,319,000 yen on the sale of fixed assets was accrued mainly from the sale of land	*6 —	*6 A gain of 14,287,000 yen on the sale of fixed assets was accrued mainly through 8,205,000 yen from the sale of land, 2,568,000 yen from the sale of tools, equipment and fixtures, 1,834,000 yen from the sale of software, and 1,679,000 yen from the sale of others.
*7 Gains on changes in equity are derived from the change in equity stake due to capital transactions of a company in which we invest. A major component is as follows. Payment-One, Inc. 52,193,000yen GMO Payment Gateway, Inc. 657,802,000 yen	*7 Gains on changes in equity are derived from the change in equity stake due to capital transactions of a company in which we invest. A major component is as follows. GMO internet securities, Inc. 300,329,000 yen	*7 The gain from the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment along with the change in equity through capital transactions of investees. A broad breakdown is as follows: GMO Payment Gateway, Inc. 657,802,000 yen GMO HOSTING & SECURITY, INC. 654,956,000 yen Payment-One, Inc. 52,193,000yen
*8 —	*8 Losses from prior-term adjustments were incurred mainly by the adjustment of expenses during the previous consolidated accounting term.	*8 Losses from prior-term adjustments were incurred mainly by the adjustment of expenses during the previous consolidated accounting term.
*9 A loss on the sale of fixed assets was incurred through 42,629,000 yen from the sale of use rights for video pictures, 21,638,000 yen from the sale of land, 16,966,000 yen from the sale of software, and 13,550, 000 yen from the sale of others.	*9 —	*9 A loss of 95,673,000 yen on the sale of fixed assets was incurred mainly through 42,629,000 yen from the sale of use rights for video pictures, 21,638,000 yen from the sale of land, 3,895,000 yen from the sale of buildings and structures, 16,966,000 yen from the sale of software, and 10,543, 000 yen from the sale of others.
*10 Losses on the retirement of fixed assets include 135,319,000 yen for the rights to	*10 Losses on retirement of fixed assets include 9,464,000 yen for software, 6,200,000 yen	*10 The loss of 489,504,000 yen on the retirement of fixed assets was incurred mainly through

<table>
<tr>
<td>use images, 78,152,000 yen for software, 20,363,000 yen for buildings and structures, 19,170,000 yen for tools and fixtures, and 23,455,000 yen for others.</td>
<td>for buildings and structures, 1,252,000 yen for tools and fixtures, 30,396 for rights to use facilities, and 1,290,000 yen for others.</td>
<td>155,619,000 yen from the use rights of video pictures, 90,351,000 yen from buildings and structures, 33,770,000 yen from tools, equipment and fixtures, 208,662,000 yen from software, and 1,101,000 yen from software.</td>
</tr>
<tr>
<td>*11 The amortization of goodwill was carried out at one time, considering its nature as assets.</td>
<td>*11 —</td>
<td>*11 —</td>
</tr>
<tr>
<td>*12 —</td>
<td>*12 Losses on impairment of fixed assets were recorded as a result of evaluating idle assets.
Losses on impairment of fixed assets were recorded for idle assets.
<table>
<tr><th>Use</th><th>Type</th><th>Location</th></tr>
<tr><td>Idle</td><td>Rights to use facilities</td><td>Shibya-ku, Tokyo</td></tr>
<tr><td></td><td>Rights to apply for patents</td><td>Shibya-ku, Tokyo</td></tr>
<tr><td></td><td>Telephone subscription rights</td><td>Shibya-ku, Tokyo</td></tr>
<tr><td></td><td>Land</td><td>Nagano</td></tr>
</table>
The assets are classified into groups mainly based on the type of business. With respect to idle assets, the book value is reduced to the recoverable value, and the amount of the reduction is recorded as impairment losses under extraordinary losses. The breakdown of the losses is as follows: 25 million yen for right to use facilities, 15 million yen for rights to apply for patents, 27 million yen for telephone subscription rights, and 9 billion yen for land. The recoverable value is measured using the net sales value and evaluated based on the assessed value of fixed assets.</td>
<td>*12 —</td>
</tr>
<tr>
<td>*13 Gains on changes in equity are derived from a change in equity stake due to capital transactions with companies in which we invest. Major components are as follows.
JWord Inc. 130,907,000 yen
GMO Payment Gateway, Inc. 98,056,000 yen</td>
<td>*13 Gains on changes in equity are derived from a change in equity stake due to capital transactions with companies in which we invest. Major components are as follows.
Magclick Inc. 1,111,000 yen
GMO Payment Gateway, Inc. 7,066,000 yen</td>
<td>*13 The loss on the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment accompanying the change in equity through capital transactions of investees. A major breakdown is as follows:
JWord Inc. 130,907,000 yen
GMO Payment Gateway, Inc. 100,153,000 yen
GMO HOSTING & SECURITY, INC. 5,237,000 yen</td>
</tr>
<tr>
<td>*14 Exit penalties
These are mostly exit penalties that have temporarily arisen from the termination of lease contracts.</td>
<td>*14 Exit penalties
These are mostly exit penalties that have temporarily arisen from the termination of lease contracts.</td>
<td>*14 —</td>
</tr>
<tr>
<td>*15 The loss on the disposal of underforming businesses was mainly associated with downsizing of the communication-related service business at consolidated subsidiaries.</td>
<td>*15 —</td>
<td>*15 The loss on the disposal of underforming businesses was mainly associated with downsizing of the communication-related service business at consolidated subsidiaries.</td>
</tr>
<tr>
<td>*16 Payments for damages were associated with damages to business partners that arose during maintenance on servers at consolidated subsidiaries.</td>
<td>*16 —</td>
<td>*16 Payments for damages were associated with damages to business partners that arose during maintenance on servers at consolidated subsidiaries.</td>
</tr>
</table>

(Consolidated Interim Statement of Changes in Net Assets)

Current consolidated accounting term (from January 1, 2006 to June 30, 2006)

1. Matters related to shares issued

Type of stock	At the end of the previous accounting period	Increase	Decrease	At the end of this interim accounting period
Common share (shares)	62,031,378	–	–	62,031,378

2. Matters related to treasury stocks

Type of stock	At the end of the previous accounting period	Increase	Decrease	At the end of this interim accounting period
Common share (shares)	90,746	38	64,000	26,784

(Main reasons for the change)

Increase in number: Due to the request for purchase of fractional shares.

Decrease in number: Due to the use of treasury stocks as a result of the exercise of stock options.

3. Matters related to dividends

(1) Payment of dividends

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders on March 29, 2006	Common share	185,821,000 yen	3 yen	December 31, 2005	March 30, 2006

(2) Of dividends the record date of which belongs to the consolidated interim accounting period under review, those dividends the effective date of which comes after the end of this consolidated interim accounting period

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date	Resolution
Ordinary general meeting of shareholders on August 14, 2006	Common share	Earned surplus	186,013,000 yen	3 yen	June 30, 2006	September 28, 2006

(Matters related to the consolidated cash flow statement)

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet	Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet	Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet
Cash and deposit account 11,467,451,000 yen	Cash and deposit account 24,071,370,000 yen	Cash and deposit account 24,192,882,000 yen
Time deposits whose deposit period exceeds three months − 140,000,000 yen	Time deposits whose deposit period exceeds three months − 140,000,000 yen	Time deposits whose deposit period exceeds three months − 990,000,000 yen
Cash and cash equivalents 11,327,451,000 yen	Cash and cash equivalents 23,931,370,000 yen	Cash and cash equivalents 23,202,882,000 yen

(Matters related to lease transactions)

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Amount equivalent to acquisition price	Amount equivalent to total sum of depreciation	Amount equivalent to balance at the end of term
Building equipment	–	–	–
Tools, equipment and fixtures	1,622,429	779,664	842,765
Software	249,605	94,224	155,381
Total	1,872,035	873,888	998,146

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	358,439,000 yen
Over one year	656,781,000 yen
Total	1,015,221,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	222,703,000 yen
Amount equivalent to depreciation cost	212,619,000 yen
Amount equivalent to interest paid	9,559,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

We use the fixed amount method, with the lease period set as the effective live and the remaining value set as zero.

Method of calculating the amount equivalent to interest

While the disparity between the total sum of lease fees and the amount equivalent to the acquisition price of lease assets is set as the amount equivalent to interest, we adopt the interest method for distribution to the respective terms.

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	9,016,000 yen
Over one year	23,305,000 yen
Total	32,321,000 yen

Consolidated accounting period in this term From January 1, 2006 to June 30, 2006

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Amount equivalent to acquisition price	Amount equivalent to total sum of depreciation	Amount equivalent to balance at the end of term
Building equipment	12,229	3,057	9,172
Tools, equipment and fixtures	1,910,231	945,214	965,017
Software	754,957	246,825	508,132
Total	2,677,419	1,195,097	1,482,322

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	529,726,000 yen
Over one year	981,891,000 yen
Total	1,511,617,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	260,241,000 yen
Amount equivalent to depreciation cost	250,144,000 yen
Amount equivalent to interest paid	15,244,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

Same as at left

Method of calculating the amount equivalent to interest

Same as at left

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	12,789,000 yen
Over one year	24,287,000 yen
Total	37,077,000 yen

FY2005 (From January 1, 20, 2005 to December 31, 2005)

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Amount equivalent to acquisition price	Amount equivalent to total sum of depreciation	Amount equivalent to balance at the end of term
Building equipment	–	–	–
Tools, equipment and fixtures	1,862,289	1,104,329	847,959
Software	521,091	206,099	314,992
Total	2,383,380	1,220,428	1,162,951

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	492,659,000 yen
Over one year	696,058,000 yen
Total	1,188,717,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	588,834,000 yen
Amount equivalent to depreciation cost	547,886,000 yen
Amount equivalent to interest paid	38,858,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

Same as at left

Method of calculating the amount equivalent to interest

Same as at left

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	2,492,000 yen
Over one year	6,231,000 yen
Total	8,723,000 yen

(Matters related to securities)

Previous consolidated accounting term (ended June 30, 2005)

1. Other securities with market value

Type	Cost of acquisition (thousand yen)	Amount posted in the consolidated balance sheet (thousand yen)	Variance (thousand yen)
(1) Shares	877,767	913,912	36,145
Total	877,767	913,912	36,145

2. The amount of major securities recorded on the consolidated interim balance sheet that are not marked to market

Contents	Amount posted in the consolidated balance sheet (thousand yen)
Other securities	
Unlisted shares	3,930,343
Unlisted bonds	50,000
Others	208,788
Total	4,189,131

Consolidated accounting term under review (ended June 30, 2006)

1. Other securities with market value

Type	Cost of acquisition (thousand yen)	Amount posted in the consolidated balance sheet (thousand yen)	Variance (thousand yen)
(1) Shares	510,665	2,266,923	1,756,257
Total	510,665	2,266,923	1,756,257

2. The amount of major securities recorded on the consolidated interim balance sheet that are not marked to market

Contents	Amount posted in the consolidated balance sheet (thousand yen)
Other securities	
Unlisted shares	5,325,919
Others	897,297
Total	6,223,217

(Note) For the consolidated interim accounting period under review, securities of 547,702,000 yen (stocks with market value of 513,172,000 yen and stocks without market value of 34,530,000 yen among other securities) are written down.

FY2005 (ended December 31, 2005)

1. Other securities with market value

Type	Cost of acquisition (thousand yen)	Amount posted in the consolidated balance sheet (thousand yen)	Variance (thousand yen)
(1) Shares	1,035,452	838,547	– 196,905
Total	1,035,452	838,547	– 196,905

2. The amount of major securities recorded on the consolidated interim balance sheet that are not marked to market

Contents	Amount posted in the consolidated balance sheet (thousand yen)
Other securities	
Unlisted shares	3,956,299
Unlisted bonds	624,292
Others	270,031
Total	4,850,624

(Matters related to derivatives transactions)

Previous consolidated accounting term (ended June 30, 2005)

As hedge accounting is applied to derivative transactions in which the Group engages, they are precluded from the listing on the report.

Consolidated accounting term under review (ended June 30, 2006)

As hedge accounting is applied to derivative transactions in which the Group engages, they are precluded from the listing on the report.

FY2005 (ended December 31, 2005)

As hedge accounting is applied to derivative transactions in which the Group engages, they are precluded from the listing on the report.

(Stock options, etc)

Consolidated accounting term under review (from January 1, 2006 to June 30, 2006)

n/a

(Segment information)

Segment information by business type

Previous consolidated accounting term (from January 1, 2005 to June 30, 2005)

Section	Internet Use Support Business (thousand yen)	Internet Advertising Support Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue					
Sales					
(1) Sales to external customers	8,353,402	5,950,629	14,304,032	—	14,304,032
(2) Dealings between segments	64,582	62,477	127,059	(127,059)	—
Total	8,417,984	6,013,107	14,431,091	(127,059)	14,304,032
Operating expenses	6,994,905	6,343,194	13,338,099	(156,268)	13,181,830
Operating profit or loss (-)	1,423,079	−330,087	1,092,992	29,209	1,122,201

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)

・・・ Access operations, Domain acquisition business, Web Hosting operations, Website construction and support business, Security operations, Credit card payment processing operations, Enterprise communications business

(2) Internet Advertising Support Business (Media Business)

・・・ Internet media construction business, Internet advertising sales business, JWord business, Online gaming business

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Consolidated accounting term under review (from January 1, 2006 to June 30, 2006)

Section	Internet Use Support Business (Internet Infrastructure Business) (thousand yen)	Internet Advertising Support Business (Media Business) (thousand yen)	Internet Finance Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue						
Sales						
(1) Sales to external customers	7,963,200	5,939,510	9,140,250	23,042,961	—	23,042,961
(2) Dealings between segments	62,692	79,342	—	142,035	(142,035)	—
Total	8,025,892	6,018,853	9,140,250	23,184,997	(142,035)	23,042,961
Operating expenses	6,753,962	5,756,529	8,724,198	21,234,690	(200,881)	21,033,809
Operating profit	1,271,930	262,324	416,051	1,950,306	58,845	2,009,152

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)

・・・ Access operations, Domain acquisition business, Web Hosting operations, Website construction and support business, Security operations, Credit card payment processing

operations, Enterprise communications business

(2) Internet Advertising Support Business (Media Business)

・・・ Internet media construction business, Internet advertising sales business, JWord business, Online gaming business

(3) Internet Finance Business

・・・ Consumer credit business, Internet securities business, venture capital business

FY2005 (from January 1, 2005 to December 31, 2005)

Section	Internet Use Support Business (Internet Infrastructure Business) (thousand yen)	Internet Advertising Support Business (Media Business) (thousand yen)	Internet Finance Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue						
Sales						
(1) Sales to external customers	15,953,131	11,877,506	9,389,170	37,219,808	–	37,219,808
(2) Dealings between segments	102,007	128,483	–	230,491	(230,491)	–
Total	16,055,139	12,005,989	9,389,170	37,450,300	(230,491)	37,219,808
Operating expenses	13,502,950	12,235,063	7,408,755	33,146,769	(279,442)	32,867,327
Operating profit or loss (-)	2,552,189	– 229,073	1,980,414	4,303,530	48,950	4,352,481

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business).......Access service, rental server service, domain registration service, and service for the support of IT introduction, etc.

(2) Internet Advertising Support Business (Media Business) ....e-mail advertisement distribution service, and desktop advertising service, etc.

(3) Internet Finance Business...Personal finance operations

3. Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

4. Changes in accounting treatment
As mentioned in "Changes in Accounting Treatment," agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses are deducted from sales from the consolidated accounting term under review. With this change, sales and operating expenses in the Internet Advertising Support Business (Media Business) decreased by 884,328,000 yen and this was posted. However, this change did not have any impact on segment information other the Internet Advertising Support Business (Media Business).

Segment information by location

The ratios of Japan to total sales of entire segments and to total assets of all segments in the previous consolidated accounting term (from January 1, 2005 to June 30, 2005), the consolidated accounting term under review (from January 1, 2006 to June 30, 2006) and FY2005 exceed 90%. As a result, we do not provide segment information by location.

Sales in overseas

The ratio of sales in overseas to consolidated sales in the previous consolidated accounting term (from January 1, 2005 to June 30, 2005), the consolidated accounting term under review (from January 1, 2006 to June 30, 2006) and FY2005 is less than 10%. As a result, overseas sales are not stated.

(Per share information)

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net assets per share	222 yen 08 sen	278 yen 63 sen	262 yen 51 sen
Net profit per share	10 yen 88 sen	3 yen 12 sen	52 yen 68 sen
Net profit per share after adjustment of latent shares	10 yen 80 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and GMO Hosting and Technologies, Inc.	3 yen 02 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and GMO NETCARD, Inc. (former Orient Credit Co., Ltd.) (Additional information) Along with the revision of the "Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4) on January 31, 2006, the amount of net deferred hedge gains (adjusted for tax effect) is included in net assets at the end of the interim accounting term regarding common stock from the consolidated interim accounting period under review. Net assets per share for the interim accounting term under review, calculated based on the method used for the previous interim accounting term, are 278.51 yen. Because of the treatment described above, net assets per share for the interim accounting period under review increased 0.12 yen compared to the case in which the method used in the previous interim accounting term is applied.	52 yen 39 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and Orient Credit Co., Ltd.

(Note) Calculation basis

1. Net assets per share

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Total net assets in the balance sheet	–	24,076,581,000 yen	–
Net assets regarding common stock	–	17,276,921,000 yen	–
Major components of the difference between total net assets in the balance sheet and the amount of net assets at the end of interim accounting term regarding common stock used for the calculation of net assets per share Stock subscription rights Minority interest	– –	34,398 6,765,262	– –
Number of common shares issued	–	62,031,378 shares	–
The Company's common shares	–	26,784 shares	–
The number of common shares used for the calculation of net assets per share	–	62,004,594 shares	–

2. Net profit per share and net profit per share after adjustment of latent shares

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net profit per share			
Net profit	666,603,000 yen	193,030,000 yen	3,258,953,000 yen
Amount not belonging to common shareholders	—	—	22,647,000 yen
(Of which, bonuses to directors by appropriation of earnings)	(—)	(—)	(22,647,000 yen)
Net profit associated with common shares	666,603,000 yen	193,030,000 yen	3,236,305,000 yen
Average number of shares issued during the term	61,686,297 shares	62,031,378 shares	61,720,805 shares
Average number of treasury shares during term	- 417,230 shares	- 26,784 shares	- 291,789 shares
Average number of shares during the term	61,269,067 shares	61,961,381 shares	61,429,016 shares
Major component of the adjusted net profit used for the calculation of fully diluted net profit per share Decline in net profit due to the effect of potential shares issued by subsidiaries	—	5,316,000 yen	—
Adjustment of net profit	—	5,316,000 yen	—
Increase in common shares	467,414 shares	136,611 shares	335,948 shares
(Of which, equity warrants)	(450,263 shares)	(136,611 shares)	(315,457 shares)
(Of which, stock options by the payback method)	(17,151 shares)	(—)	(20,491 shares)
Summary of latent shares not included in the calculation of net profit per share after adjustment of latent shares as they do not have a dilution effect	—	Stock subscription rights based on Article 280-20 and Article 280-21 of the former amended Commercial Code in 2001 Second stock subscription right (Resolved at the ordinary general meeting of shareholders on March 29, 2005) Common stock 10,000 shares—	1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (total face amount: 31,000 million yen).

(Material subsequent events)

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Conclusion of a stock swap agreement with Solis Corporation At the Board of Directors' meeting held on August 1, 2005, the Company and Solis Corporation received on September 21, 2005 approval for the conclusion of a stock swap agreement under which Solis Corporation would become a wholly-owned subsidiary of the Company for the purpose of expanding its businesses. (1) Overview of the stock swap agreement 1)Contents of the stock swap The stock swap is conducted based on Article 352 of the Commercial Code, and the Company will exchange stocks based on the "simple stock swap" procedures stipulated in Article 358, Paragraph 1 of the Commercial Code. 2) Date of stock swap September 21, 2005 3) Stock issued by the stock swap and its allocation The Company will issue 429,390 common shares through a stock swap with Solis Corporation and deliver them to the shareholders named in the shareholders' register with a ratio of 0.524 shares to 1 common share of Solis Corporation. 4) Amount of capital reserve to increase The increase in capital reserve with the stock swap will be the amount of existing net assets of Solis Corporation. (2) Overview of Solis Corporation 1) Main lines of business Domain registration business 2) Sales and operating profit (Year ended December 2004) Sales: 158,965,000 yen Operating profit: – 144,000 yen 3) Assets, liabilities, shareholders' equity (Year ended December 2004) Assets: 45,504,000 yen Liabilities: 33,410,000 yen Shareholders' equity: 12,094,000 yen	1. Acquisition of shares in Miki Shoji Corporation. GMO NETCARD, Inc., a consolidated subsidiary of the Company, has decided to acquire all shares in Miki Shoji Corporation to pursue economies of scale in the consumer credit business and expand its earnings. (1) Name: Miki Shoji Corporation. (2) Business: Consumer credit business (3) Acquisition date: August 1, 2006 (4) Overview of Miki Shoji Corporation 1) Sales and operating profit (Year ended July 2005) Sales: 2,342,723,000 yen Operating profit: 42,446,000 yen 2) Assets, liabilities, shareholders' equity (Year ended July 2005) Assets: 9,886,708,000 yen Liabilities: 7,725,780,000 yen Shareholders' equity: 2,160,929,000 yen	1. Redemption of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity by GMO Internet Inc. Following the resolution of the Board of Directors meeting held on February 14, 2006, the Company redeemed the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) before maturity. The details are as follows: (1) Issues Redeemed Before Maturity The 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) of GMO Internet Inc. (2) Amount Redeemed Before Maturity The entire amount of the total face value of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrant (with the special agreement that convertible bond-type corporate bonds with equity warrant are in the same rank in a limited way) of GMO Internet Inc. was 31 billion yen (3) Method of Redemption Before Maturity 100 yen per ¥100 par value (4) Period of Redemption Before Maturity: March 17, 2006 (5) Method of Fund Raising for Redemption Before Maturity Bank borrowing 2. Bank Borrowing At the Board of Directors meeting held on March 2, 2006, the Company resolved that it should borrow money from banks for the redemption of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity, and implemented such borrowing. The details are as follows: (1) 1) Lender: Aozora Bank 2) Amount of borrowing: 22 billion yen 3) Repayment period: Six months form the date of implementation 4) Date of borrowing: March 16, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 0.59273% (2) 1) Lender: Resona Bank, Limited. Mizuho Bank, Ltd. The Nisshin Fire & Marine Insurance Co., Ltd. The Hyakujushi Bank, Ltd. 2) Amount of borrowing: 6 billion yen 3) Repayment period: Five years form the date of implementation 4) Date of borrowing: March 15, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 1.13636% (3) 1) Lender: Sumitomo Mitsui Banking Corporation 2) Amount of borrowing: 2.8 billion yen 3) Repayment period: Three years form the date of implementation 4) Date of borrowing: March 16, 2006 5) Interest rate: 0.83%

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
2. Conclusion of a share transfer agreement At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to acquire shares issued by Orient Credit Co., Ltd. to expand its business areas. A share transfer agreement was concluded. Details are as follows: (i) Name of companies from which we acquire shares Unison Capital Patners,L.P UC Ocean Investers,L.P. UC Ocean Investers2,L.P. (ii)Name of a company from which we acquire shares Orient Credit Co., Ltd. (iii) Date of share acquisition September 30, 2005 (iv) Number of shares to acquire 71,867 shares (v) Acquisition costs and ownership ratio after the acquisition Acquisition cost: 25,041 million yen Ownership ratio after acquisition: 94.28% (vi) Financing for payment and payment method Financing through bond issuance	2. Sale of securities On August 29 and September 12, 2006, the Company sold shares held in Drecom Co., Ltd. The gain on the sale of investment securities was 1,206,525,000 yen.	
3. Bond issuance At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to issue bonds through a private placement to raise funds for the acquisition of shares. The details are as follows. (i) Type First unsecured straight bond (ii) Offer price 100 yen per face value of 100 yen (iii) Total issue amount 28 billion yen (iv) Interest rate 1% per year (v) Issue date August 31, 2005 (vi) Maturity 1 year (vii) Use of proceeds Acquisition of shares (viii) Redemption 100 yen per face value of 100 yen The issuing company may make an early redemption with accrued interest in addition to the 100 yen per face value of 100 yen upon the giving of one week's advance notice. The Company redeemed the entire amount on September 7, 2005 with the issuance of the first through third unsecured convertible bonds with equity warrants.	3. Acquisition of shares in Just Inc. and others (total 13 companies) GMO NETCARD, Inc., a consolidated subsidiary of the Company, decided to acquire all shares in Just Inc. and other companies (a total of 13 companies) to pursue economies of scale in the consumer credit business and increase earnings. (1) Name Just Inc. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 875 million yen Operating profit: 273 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,683 million yen Liabilities: 3,088 million yen Shareholders' equity: 2,595 million yen (1) Name Like Card, Inc. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 50 million yen Operating profit: – 42 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 581 million yen Liabilities: 618 million yen Shareholders' equity: – 37 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
4. Issuance of the first unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The first unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 15 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 30 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)	(1) Name Sanyo Shinpan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 902 million yen Operating profit: 284 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,082 million yen Liabilities: 2,675 million yen Shareholders' equity: 2,407 million yen (1) Name East Japan Credit, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 1,663 million yen Operating profit: 517 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 9,208 million yen Liabilities: 5,081 million yen Shareholders' equity: 4,127 million yen (1) Name Sunlife, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 2 million yen Operating profit: −22 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 168 million yen Liabilities: 185 million yen Shareholders' equity: −17 million yen (1) Name San-ai Shinpan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 1,333 million yen Operating profit: 399 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 7,347 million yen Liabilities: 4,230 million yen Shareholders' equity: 3,117 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.	(1) Name Million, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 957 million yen Operating profit: 218 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,283 million yen Liabilities: 3,552 million yen Shareholders' equity: 1,731 million yen (1) Name Alto, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 698 million yen Operating profit: 182 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 3,869 million yen Liabilities: 2,321 million yen Shareholders' equity: 1,548 million yen (1) Name Japan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 2,742 million yen Operating profit: 983 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 14,055 million yen Liabilities: 7,538 million yen Shareholders' equity: 6,517 million yen (1) Name JC, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: - Operating profit: – 7 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 42 million yen Liabilities: 44 million yen Shareholders' equity: – 2 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
5. Issuance of the second unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The second unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 10 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 20 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)	(1) Name Save, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 534 million yen Operating profit: 166 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 2,681 million yen Liabilities: 1,429 million yen Shareholders' equity: 1,252 million yen (1) Name N Corporation, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: - Operating profit: - 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5 million yen Liabilities: 0 million yen Shareholders' equity: 5 million yen (1) Name TS Corporation, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: - Operating profit: - 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5 million yen Liabilities: 0 million yen Shareholders' equity: 5 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
6. Issuance of the third unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The third unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 6 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 12 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)		

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

(2) Other

n/a

(Segment information)

Segment information by business type

Previous consolidated accounting term (from January 1, 2005 to June 30, 2005)

Section	Internet Use Support Business (thousand yen)	Internet Advertising Support Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue					
Sales					
(1) Sales to external customers	8,353,402	5,950,629	14,304,032	—	14,304,032
(2) Dealings between segments	64,582	62,477	127,059	(127,059)	—
Total	8,417,984	6,013,107	14,431,091	(127,059)	14,304,032
Operating expenses	6,994,905	6,343,194	13,338,099	(156,268)	13,181,830
Operating profit or loss (-)	1,423,079	-330,087	1,092,992	29,209	1,122,201

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)

・・・ Access operations, Domain acquisition business, Web Hosting operations, Website construction and support business, Security operations, Credit card payment processing operations, Enterprise communications business

(2) Internet Advertising Support Business (Media Business)

・・・ Internet media construction business, Internet advertising sales business, JWord business, Online gaming business

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Consolidated accounting term under review (from January 1, 2006 to June 30, 2006)

Section	Internet Use Support Business (Internet Infrastructure Business) (thousand yen)	Internet Advertising Support Business (Media Business) (thousand yen)	Internet Finance Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue						
Sales						
(1) Sales to external customers	7,963,200	5,939,510	9,140,250	23,042,961	—	23,042,961
(2) Dealings between segments	62,692	79,342	—	142,035	(142,035)	—
Total	8,025,892	6,018,853	9,140,250	23,184,997	(142,035)	23,042,961
Operating expenses	6,753,962	5,756,529	8,724,198	21,234,690	(200,881)	21,033,809
Operating profit	1,271,930	262,324	416,051	1,950,306	58,845	2,009,152

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)

・・・ Access operations, Domain acquisition business, Web Hosting operations, Website construction and support business, Security operations, Credit card payment processing

operations, Enterprise communications business

(2) Internet Advertising Support Business (Media Business)

・・・ Internet media construction business, Internet advertising sales business, JWord business, Online gaming business

(3) Internet Finance Business

・・・ Consumer credit business, Internet securities business, venture capital business

FY2005 (from January 1, 2005 to December 31, 2005)

Section	Internet Use Support Business (Internet Infrastructure Business) (thousand yen)	Internet Advertising Support Business (Media Business) (thousand yen)	Internet Finance Business (thousand yen)	Total (thousand yen)	Elimination or Company-wide (thousand yen)	Consolidated (thousand yen)
I Sales and operating revenue						
Sales						
(1) Sales to external customers	15,953,131	11,877,506	9,389,170	37,219,808	—	37,219,808
(2) Dealings between segments	102,007	128,483	—	230,491	(230,491)	—
Total	16,055,139	12,005,989	9,389,170	37,450,300	(230,491)	37,219,808
Operating expenses	13,502,950	12,235,063	7,408,755	33,146,769	(279,442)	32,867,327
Operating profit or loss (-)	2,552,189	− 229,073	1,980,414	4,303,530	48,950	4,352,481

(Notes) 1. Business classification follows the classification we adopt for internal management.

2. Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business).......Access service, rental server service, domain registration service, and service for the support of IT introduction, etc.

(2) Internet Advertising Support Business (Media Business)..................e-mail advertisement distribution service, and desktop advertising service, etc.

(3) Internet Finance Business...Personal finance operations

3. Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

4. Changes in accounting treatment
As mentioned in "Changes in Accounting Treatment," agency commissions and sales promotion expenses which were previously posted as sales and general administrative expenses are deducted from sales from the consolidated accounting term under review. With this change, sales and operating expenses in the Internet Advertising Support Business (Media Business) decreased by 884,328,000 yen and this was posted. However, this change did not have any impact on segment information other the Internet Advertising Support Business (Media Business).

Segment information by location

The ratios of Japan to total sales of entire segments and to total assets of all segments in the previous consolidated accounting term (from January 1, 2005 to June 30, 2005), the consolidated accounting term under review (from January 1, 2006 to June 30, 2006) and FY2005 exceed 90%. As a result, we do not provide segment information by location.

Sales in overseas

The ratio of sales in overseas to consolidated sales in the previous consolidated accounting term (from January 1, 2005 to June 30, 2005), the consolidated accounting term under review (from January 1, 2006 to June 30, 2006) and FY2005 is less than 10%. As a result, overseas sales are not stated.

(Per share information)

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net assets per share	222 yen 08 sen	278 yen 63 sen	262 yen 51 sen
Net profit per share	10 yen 88 sen	3 yen 12 sen	52 yen 68 sen
Net profit per share after adjustment of latent shares	10 yen 80 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and GMO Hosting and Technologies, Inc.	3 yen 02 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and GMO NETCARD, Inc. (former Orient Credit Co., Ltd.) (Additional information) Along with the revision of the "Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4) on January 31, 2006, the amount of net deferred hedge gains (adjusted for tax effect) is included in net assets at the end of the interim accounting term regarding common stock from the consolidated interim accounting period under review. Net assets per share for the interim accounting term under review, calculated based on the method used for the previous interim accounting term, are 278.51 yen. Because of the treatment described above, net assets per share for the interim accounting period under review increased 0.12 yen compared to the case in which the method used in the previous interim accounting term is applied.	52 yen 39 sen In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and Orient Credit Co., Ltd.

(Note) Calculation basis

1. Net assets per share

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Total net assets in the balance sheet	–	24,076,581,000 yen	–
Net assets regarding common stock	–	17,276,921,000 yen	–
Major components of the difference between total net assets in the balance sheet and the amount of net assets at the end of interim accounting term regarding common stock used for the calculation of net assets per share			
Stock subscription rights	–	34,398	–
Minority interest	–	6,765,262	–
Number of common shares issued	–	62,031,378 shares	–
The Company's common shares	–	26,784 shares	–
The number of common shares used for the calculation of net assets per share	–	62,004,594 shares	–

2. Net profit per share and net profit per share after adjustment of latent shares

Section	Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net profit per share			
Net profit	666,603,000 yen	193,030,000 yen	3,258,953,000 yen
Amount not belonging to common shareholders	—	—	22,647,000 yen
(Of which, bonuses to directors by appropriation of earnings)	(—)	(—)	(22,647,000 yen)
Net profit associated with common shares	666,603,000 yen	193,030,000 yen	3,236,305,000 yen
Average number of shares issued during the term	61,686,297 shares	62,031,378 shares	61,720,805 shares
Average number of treasury shares during term	– 417,230 shares	– 26,784 shares	– 291,789 shares
Average number of shares during the term	61,269,067 shares	61,961,381 shares	61,429,016 shares
Major component of the adjusted net profit used for the calculation of fully diluted net profit per share Decline in net profit due to the effect of potential shares issued by subsidiaries	—	5,316,000 yen	—
Adjustment of net profit	—	5,316,000 yen	—
Increase in common shares	467,414 shares	136,611 shares	335,948 shares
(Of which, equity warrants)	(450,263 shares)	(136,611 shares)	(315,457 shares)
(Of which, stock options by the payback method)	(17,151 shares)	(—)	(20,491 shares)
Summary of latent shares not included in the calculation of net profit per share after adjustment of latent shares as they do not have a dilution effect	—	Stock subscription rights based on Article 280-20 and Article 280-21 of the former amended Commercial Code in 2001 Second stock subscription right (Resolved at the ordinary general meeting of shareholders on March 29, 2005) Common stock 10,000 shares—	1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (total face amount: 31,000 million yen).

(Material subsequent events)

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Conclusion of a stock swap agreement with Solis Corporation At the Board of Directors' meeting held on August 1, 2005, the Company and Solis Corporation received on September 21, 2005 approval for the conclusion of a stock swap agreement under which Solis Corporation would become a wholly-owned subsidiary of the Company for the purpose of expanding its businesses. (1) Overview of the stock swap agreement 1)Contents of the stock swap The stock swap is conducted based on Article 352 of the Commercial Code, and the Company will exchange stocks based on the "simple stock swap" procedures stipulated in Article 358, Paragraph 1 of the Commercial Code. 2) Date of stock swap September 21, 2005 3) Stock issued by the stock swap and its allocation The Company will issue 429,390 common shares through a stock swap with Solis Corporation and deliver them to the shareholders named in the shareholders' register with a ratio of 0.524 shares to 1 common share of Solis Corporation. 4) Amount of capital reserve to increase The increase in capital reserve with the stock swap will be the amount of existing net assets of Solis Corporation. (2) Overview of Solis Corporation 1) Main lines of business Domain registration business 2) Sales and operating profit (Year ended December 2004) Sales: 158,965,000 yen Operating profit: − 144,000 yen 3) Assets, liabilities, shareholders' equity (Year ended December 2004) Assets: 45,504,000 yen Liabilities: 33,410,000 yen Shareholders' equity: 12,094,000 yen	1. Acquisition of shares in Miki Shoji Corporation. GMO NETCARD, Inc., a consolidated subsidiary of the Company, has decided to acquire all shares in Miki Shoji Corporation to pursue economies of scale in the consumer credit business and expand its earnings. (1) Name: Miki Shoji Corporation. (2) Business: Consumer credit business (3) Acquisition date: August 1, 2006 (4) Overview of Miki Shoji Corporation 1) Sales and operating profit (Year ended July 2005) Sales: 2,342,723,000 yen Operating profit: 42,446,000 yen 2) Assets, liabilities, shareholders' equity (Year ended July 2005) Assets: 9,886,708,000 yen Liabilities: 7,725,780,000 yen Shareholders' equity: 2,160,929,000 yen	1. Redemption of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity by GMO Internet Inc. Following the resolution of the Board of Directors meeting held on February 14, 2006, the Company redeemed the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) before maturity. The details are as follows: (1) Issues Redeemed Before Maturity The 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) of GMO Internet Inc. (2) Amount Redeemed Before Maturity The entire amount of the total face value of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrant (with the special agreement that convertible bond-type corporate bonds with equity warrant are in the same rank in a limited way) of GMO Internet Inc. was 31 billion yen (3) Method of Redemption Before Maturity 100 yen per ¥100 par value (4) Period of Redemption Before Maturity: March 17, 2006 (5) Method of Fund Raising for Redemption Before Maturity Bank borrowing 2. Bank Borrowing At the Board of Directors meeting held on March 2, 2006, the Company resolved that it should borrow money from banks for the redemption of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity, and implemented such borrowing. The details are as follows: (1) 1) Lender: Aozora Bank 2) Amount of borrowing: 22 billion yen 3) Repayment period: Six months form the date of implementation 4) Date of borrowing: March 16, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 0.59273% (2) 1) Lender: Resona Bank, Limited. Mizuho Bank , Ltd. The Nisshin Fire & Marine Insurance Co., Ltd. The Hyakujushi Bank, Ltd. 2) Amount of borrowing: 6 billion yen 3) Repayment period: Five years form the date of implementation 4) Date of borrowing: March 15, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 1.13636% (3) 1) Lender: Sumitomo Mitsui Banking Corporation 2) Amount of borrowing: 2.8 billion yen 3) Repayment period: Three years form the date of implementation 4) Date of borrowing: March 16, 2006 5) Interest rate: 0.83%

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
2. Conclusion of a share transfer agreement At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to acquire shares issued by Orient Credit Co., Ltd. to expand its business areas. A share transfer agreement was concluded. Details are as follows: (i) Name of companies from which we acquire shares Unison Capital Patners,L.P UC Ocean Investers,L.P. UC Ocean Investers2,L.P. (ii)Name of a company from which we acquire shares Orient Credit Co., Ltd. (iii) Date of share acquisition September 30, 2005 (iv) Number of shares to acquire 71,867 shares (v) Acquisition costs and ownership ratio after the acquisition Acquisition cost: 25,041 million yen Ownership ratio after acquisition: 94.28% (vi) Financing for payment and payment method Financing through bond issuance 3. Bond issuance At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to issue bonds through a private placement to raise funds for the acquisition of shares. The details are as follows. (i) Type First unsecured straight bond (ii) Offer price 100 yen per face value of 100 yen (iii) Total issue amount 28 billion yen (iv) Interest rate 1% per year (v) Issue date August 31, 2005 (vi) Maturity 1 year (vii) Use of proceeds Acquisition of shares (viii) Redemption 100 yen per face value of 100 yen The issuing company may make an early redemption with accrued interest in addition to the 100 yen per face value of 100 yen upon the giving of one week's advance notice. The Company redeemed the entire amount on September 7, 2005 with the issuance of the first through third unsecured convertible bonds with equity warrants.	2. Sale of securities On August 29 and September 12, 2006, the Company sold shares held in Drecom Co., Ltd. The gain on the sale of investment securities was 1,206,525,000 yen. 3. Acquisition of shares in Just Inc. and others (total 13 companies) GMO NETCARD, Inc., a consolidated subsidiary of the Company, decided to acquire all shares in Just Inc. and other companies (a total of 13 companies) to pursue economies of scale in the consumer credit business and increase earnings. (1) Name Just Inc. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 875 million yen Operating profit: 273 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,683 million yen Liabilities: 3,088 million yen Shareholders' equity: 2,595 million yen (1) Name Like Card, Inc. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 50 million yen Operating profit: −42 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 581 million yen Liabilities: 618 million yen Shareholders' equity: −37 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
4. Issuance of the first unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The first unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 15 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 30 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)	(1) Name Sanyo Shinpan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 902 million yen Operating profit: 284 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,082 million yen Liabilities: 2,675 million yen Shareholders' equity: 2,407 million yen (1) Name East Japan Credit, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 1,663 million yen Operating profit: 517 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 9,208 million yen Liabilities: 5,081 million yen Shareholders' equity: 4,127 million yen (1) Name Sunlife, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 2 million yen Operating profit: − 22 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 168 million yen Liabilities: 185 million yen Shareholders' equity: − 17 million yen (1) Name San-ai Shinpan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 1,333 million yen Operating profit: 399 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 7,347 million yen Liabilities: 4,230 million yen Shareholders' equity: 3,117 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.	(1) Name Million, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 957 million yen Operating profit: 218 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5,283 million yen Liabilities: 3,552 million yen Shareholders' equity: 1,731 million yen (1) Name Alto, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 698 million yen Operating profit: 182 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 3,869 million yen Liabilities: 2,321 million yen Shareholders' equity: 1,548 million yen (1) Name Japan, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 2,742 million yen Operating profit: 983 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 14,055 million yen Liabilities: 7,538 million yen Shareholders' equity: 6,517 million yen (1) Name JC, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: - Operating profit: - 7 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 42 million yen Liabilities: 44 million yen Shareholders' equity: - 2 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
5. Issuance of the second unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The second unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 10 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 20 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)	(1) Name Save, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: 534 million yen Operating profit: 166 million yen 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 2,681 million yen Liabilities: 1,429 million yen Shareholders' equity: 1,252 million yen (1) Name N Corporation, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: – Operating profit: – 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5 million yen Liabilities: 0 million yen Shareholders' equity: 5 million yen (1) Name TS Corporation, Ltd. (2) Business Consumer credit business (3) Acquisition date August 31, 2006 (4) Overview of the company 1) Sales and operating profit (Year ended May 2006) Sales: – Operating profit: – 2) Assets, liabilities, shareholders' equity (Year ended May 2006) Assets: 5 million yen Liabilities: 0 million yen Shareholders' equity: 5 million yen	

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	‹FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
6. Issuance of the third unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The third unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 6 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights . 12 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)		

Consolidated accounting period in the previous term From January 1, 2005 to June 30, 2005	Consolidated accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

(2) Other

n/a

2. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

		As of June 30, 2005 End of the accounting period of the previous fiscal year		As of June 30, 2006 End of the accounting period of this fiscal year		As of December 31, 2005 Balance sheet summary in the previous fiscal year	
Section	NOTE number	Amount (thousand yen)	Composition (%)	Amount (thousand yen)	Composition (%)	Amount (thousand yen)	Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits		3,323,576		5,483,486		5,387,330	
2. Trade account receivable		1,112,199		1,100,827		1,059,321	
3 Inventory assets		3,352		13,110		8,827	
4. Short-term loans receivable		854,909		336,336		907,469	
5. Deferred tax asset		164,050		868,772		218,354	
6. Other assets		268,523		548,971		329,441	
Allowance for doubtful debts		-235,617		-207,646		-224,673	
Total Current Assets		5,490,992	34.3	8,143,858	16.6	7,686,071	16.6
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings	*1	52,984		68,600		49,617	
(2) Tools and equipment	*1	95,172		73,615		75,549	
(3) Others	*1	1,570		540		602	
Total Tangible Fixed Assets		149,727	0.9	142,756	0.3	125,769	0.3
2. Intangible fixed assets							
(1) Goodwill		388,414		273,939		332,926	
(2) Software		114,324		65,503		103,728	
(3) Software suspense account		175,056		113,872		233,713	
(4) Telephone subscription right		38,805		12,381		38,805	
(5) Others		89,568		8,496		83,906	
Total of intangible fixed assets		806,170	5.0	474,192	1.0	793,081	1.7
3. Investments and other assets							
(1) Investments in securities		3,817,925		6,806,842		3,953,054	
(2) Affiliated company's stocks	*2	3,913,558		31,391,901		30,658,919	
(3) Long-term loan		1,001,050		1,238,003		1,579,263	
(4) Deposit		320,629		482,596		360,824	
(5) Deferred tax asset		581,790		—		795,215	
(6) Others		105,924		574,610		574,694	
Allowance for bad debt		-6,840		-5,200		-3,000	
Allowance for investment losses		-163,062		-165,372		-165,372	
Total investment and other assets		9,570,976	59.8	40,323,382	82.1	37,753,599	81.4
Total of fixed assets		10,526,874	65.7	40,940,332	83.4	38,672,451	83.4
Total of assets		16,017,866	100.0	49,084,191	100.0	46,358,522	100.0

Section	NOTE number	As of June 30, 2005 End of the accounting period of the previous fiscal year Amount (thousand yen)	Composition (%)	As of June 30, 2006 End of the accounting period of this fiscal year Amount (thousand yen)	Composition (%)	As of December 31, 2005 Balance sheet summary in the previous fiscal year Amount (thousand yen)	Composition (%)
(Liabilities)							
I Current liabilities							
1. Short-term debt	*2	2,178,000		24,799,332		—	
2. Unsecured convertible bonds with share subscription rights		—		—		31,000,000	
3. Accrued amount payable		1,324,195		1,024,886		870,771	
4. Accrued expenses		163		58,147		171	
5. Accrued corporation tax, etc.		401,001		12,011		1,456,800	
6. Accrued consumption tax		154,911		223,430		146,163	
7. Advance money		36,374		38,599		13,621	
8. Deposits	*4	115,483		127,637		173,652	
9. Allowance for bonuses		4,210,129	26.3	26,284,044	53.5	33,661,181	72.6
10. Other liabilities							
Total of current liabilities		94,535		135,821		122,490	
II Fixed liabilities	*2	—		7,200,668		—	
1. Deposit received for guarantee		—		553,094		—	
Total of fixed liabilities		94,535	0.6	7,889,584	16.1	122,490	0.3
Total of liabilities		4,304,664	26.9	34,173,628	69.6	33,783,671	72.9
(Shareholder's Equity)		3,311,130	20.7	—	—	3,311,130	7.1
I Capital stock							
II Capital surplus		5,207,835		—		5,238,528	
1. Capital reserve		101,893		—		114,828	
Other capital surplus		5,309,729	33.1	—	—	5,353,357	11.6
(1) Gain or loss on disposal of treasury shares							
Total capital surplus		13,600		—		13,600	
III Earned surplus		700,000		—		700,000	
1. Earned reserve		2,418,739		—		3,193,035	
2. Voluntary reserve		3,132,339	19.6	—	—	3,906,635	8.4
(1) Special reserve		22,544	0.1	—	—	27,708	0.1
3. Unappropriated retained earnings		- 62,540	- 0.4	—	—	- 23,980	- 0.1
Total earned surplus		11,713,202	73.1	—	—	12,574,851	27.1
IV Other gaps in appraisal of securities		16,017,866	100.0	—	—	46,358,522	100.0

		As of June 30, 2005 End of the accounting period of the previous fiscal year			As of June 30, 2006 End of the accounting period of this fiscal year			As of December 31, 2005 Balance sheet summary in the previous fiscal year		
Section	NOTE number	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)	Amount (thousand yen)		Composition (%)
(Net Assets)										
I Shareholders' equity										
1. Capital stock			—			3,311,130	6.8		—	
2. Capital surplus										
(1) Capital reserve		—			5,238,528			—		
(2) Other Capital reserve		—			120,463			—		
Total Capital surplus			—			5,358,992	10.9		—	
3. Earned surplus										
(1) Earned reserve		—			13,600			—		
(2) Other Earned surplus										
Special reserve		—			700,000			—		
Retained earnings carried forward		—			4,408,656			—		
Total Earned surplus			—			5,122,256	10.4		—	
4. Own stocks			—			−7,108	0.0		—	
Total shareholders' equity			—			13,785,270	28.1		—	
II Valuation/translation gains and losses, etc.										
1. Other gaps in appraisal of securities			—			1,114,529			—	
2. Deferred hedge gains and losses			—			10,762			—	
Total valuation/translation gains and losses, etc.			—			1,125,291	2.3		—	
Total Net Assets			—			14,910,562	30.4		—	
Total Net Assets plus Total Liabilities			—			49,084,191	100.0		—	

2) Profit and Loss Statement

Section	NOTE number	Accounting period in the previous term From January 1, 2005 to June 30, 2005 Amount (thousand yen)		Composition (%)	Accounting period in this term From January 1, 2006 to June 30, 2006 Amount (thousand yen)		Composition (%)	Profit and loss statement summary in the previous fiscal year From January 1, 2005 to December 31, 2005 Amount (thousand yen)		Composition (%)
I Operating revenue			5,136,113	100.0		5,938,513	100.0		9,921,292	100.0
II Business expenses	*1		3,425,974	66.7		3,757,364	63.3		6,670,425	67.3
III Sales and general administrative expenses	*1		1,202,585	23.4		1,603,538	27.0		2,205,095	22.2
Operating profit			507,552	9.9		577,610	9.7		1,045,771	10.5
IV Non-operating revenue	*2		445,349	8.7		940,677	15.8		580,532	5.9
V Non-operating expenses	*3		13,095	0.3		192,529	3.2		45,455	0.5
Ordinary profit			939,807	18.3		1,325,757	22.3		1,580,848	15.9
VI Extraordinary profit	*4		717,720	14.0		790,968	13.3		3,491,623	35.2
VII Extraordinary loss	*5		270,010	5.3		217,654	3.7		1,765,425	17.8
Net profit before taxes			1,387,517	27.0		1,899,071	32.0		3,307,045	33.3
Corporate tax, residential tax and business tax		446,539			8,945			1,863,043		
Amount of adjustment, such as corporate tax		27,615	474,154	9.2	472,669	481,615	8.1	− 243,656	1,619,387	16.3
Current period net profit			913,362	17.8		1,417,456	23.9		1,687,658	17.0
Profit carried forward from previous term			2,535,494			—			2,535,494	
Interim dividend			184,095			—			184,095	
Loss on disposal of combined shares through the merger			846,021			—			846,021	
Unappropriated retained earnings for current period			2,418,739			—			3,193,035	

3) Statement of Changes in Shareholders' Equity etc.

Consolidated accounting term under review (from January 1, 2006 to June 30, 2005)

	Shareholders' equity			
	Capital stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance as of December 31, 2005 (thousand yen)	3,311,130	5,238,528	114,828	5,353,357
Changes in accounting period				
Distribution of retained earnings (thousand yen)				
Net Income (thousand yen)				
Disposition of treasury stocks (thousand yen)			5,634	5,634
Purchase of Company shares (thousand yen)				
Retirement of combined shares due to merger of subsidiaries (thousand yen)				
Total changes in the accounting period(thousand yen)			5,634	5,634
Balance as of June 30, 2006 (thousand yen)	3,311,130	5,238,528	120,463	5,358,992

	Shareholders' equity					
	Earned surplus				Own stocks	Total shareholders' equity
	Earned reserve	Other Earned surplus		Total Earned surplus		
		Special reserve	Retained earnings carried forward			
Balance as of December 31, 2005 (thousand yen)	13,600	700,000	3,193,035	3,906,635	- 23,980	12,547,142
Changes in accounting period						
Distribution of retained earnings (thousand yen)			– 185,821	– 185,821		– 185,821
Net Income (thousand yen)			1,417,456	1,417,456		1,417,456
Disposition of treasury stocks (thousand yen)					16,957	22,592
Purchase of Company shares (thousand yen)					- 84	- 84
Retirement of combined shares due to merger of subsidiaries (thousand yen)			– 16,014	– 16,014		– 16,014
Total changes in the accounting period(thousand yen)			1,215,621	1,215,621	16,872	1,238,128
Balance as of June 30, 2006 (thousand yen)	13,600	700,000	4,408,656	5,122,256	- 7,108	13,785,270

	Valuation/translation gains and losses, etc.			Total Net Assets
	Other gaps in appraisal of securities	Deferred hedge gains and losses	Total valuation/ translation gains and losses, etc.	
Balance as of December 31, 2005 (thousand yen)	27,708	41,985	69,694	12,616,836
Changes in accounting period				
Distribution of retained earnings (thousand yen)				– 185,821
Net Income (thousand yen)				1,417,456
Disposition of treasury stocks (thousand yen)				22,592
Purchase of Company shares (thousand yen)				– 84
Retirement of combined shares due to merger of subsidiaries (thousand yen)				– 16,014
Changes (net) in items other than shareholders' equity during the interim accounting period	1,086,820	– 31,222	1,055,597	1,055,597
Total changes in the accounting period(thousand yen)	1,086,820	– 31,222	1,055,597	2,293,725
Balance as of June 30, 2006 (thousand yen)	1,114,529	10,762	1,125,291	14,910,562

Material matters as base in preparation of financial statements

Section	Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	Previous fiscal year From January 1, 2005 to December 31, 2005
1. Valuation standards and methods for assets	(1) Securities 1) Shares of subsidiaries and affiliates We adopt the cost method based on the moving average method. 2) Other securities Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We adopt the cost method based on the moving average method. (2) Inventory assets — Inventory goods Inventory goods are evaluated using the cost method based on the gross average method.	(1) Securities 1) Shares of subsidiaries and affiliates Same as at left 2) Other securities Securities with a market price Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We mainly adopt the cost method based on the moving average method. (2) Inventory assets Products Products are evaluated using the cost method based on the moving average method. Inventory goods Same as at left	(1) Securities 1) Shares of subsidiaries and affiliates Same as at left 2) Other securities Securities with a market price Securities with a market price We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method). Securities without a market price We mainly adopt the cost method based on the moving average method. (2) Inventory assets — Inventory goods Same as at left
2. Method of depreciation of fixed assets	(1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings From eight to 50 years Tools and equipment From two to 20 years (2) Intangible fixed assets We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years).	(1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings From eight to 22 years Tools and equipment From two to 20 years (2) Intangible fixed assets Same as at left	(1) Tangible fixed assets We adopt the fixed rate method. Further, effective lives are as follows: Buildings From eight to 22 years Tools and equipment From two to 20 years (2) Intangible fixed assets Same as at left
3. Method of earmarking of deferred assets	—	—	(1) New share issuing expense We treat the whole amount of new share issue expenses as expenses at the time they are incurred. (2) Bond issue cost We treat the whole amount of new share issue expenses as expenses at the time they are incurred.

Section	Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	Previous fiscal year From January 1, 2005 to December 31, 2005
4. Standards for appropriation of allowances	(1) Allowance for bad debts To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount. (2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review. (3) Allowance for investment loss To make up for losses to be incurred by the investments of an affiliated company, the required amount is recorded after considering the financial condition and other factors of the affiliated company.	(1) Allowance for bad debts Same as at left (2) Allowance for bonuses Same as at left (3) Allowance for investment loss Same as at left	(1) Allowance for bad debts Same as at left (2) Allowance for bonuses To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review. (3) Allowance for investment loss To make up for losses to be incurred by the investments of an affiliated company, the required amount is recorded after considering the financial condition and other factors of the affiliated company.
5. Method to handle leasing transactions	We apply the accounting treatment following the method applied to regular lease transactions to finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower.	Same as at left	Same as at left
6. Method of hedge accounting	(1) Method of hedge accounting For forward exchange contracts and currency swaps, translation is carried out if the requirements for the translation treatment are fulfilled. (2) Measures of hedge and subjects of hedge Measure Foreign-exchange contracts Subjects Foreign currency debts (3) Hedge policy The objective is to avoid risks arising from exchange rate fluctuations. (4) Method for evaluation of validity of hedging We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case.	(1) Method of hedge accounting Same as at left (2) Measures of hedge and subjects of hedge Same as at left (3) Hedge policy Same as at left (4) Method for evaluation of validity of hedging Same as at left	(1) Method of hedge accounting When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap. (2) Measures of hedge and subjects of hedge Same as at left (3) Hedge policy Same as at left (4) Method for evaluation of validity of hedging Same as at left
7. Other important matters for production of the financial statements	Accounting treatment of consumption tax, etc. We exclude tax for the accounting treatment of consumption tax.	Accounting treatment of consumption tax, etc. Same as at left	Accounting treatment of consumption tax, etc. Same as at left

Changes in Accounting Treatment

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	Previous fiscal year From January 1, 2005 to December 31, 2005
—	(Accounting standard for impairment of fixed assets) From the accounting period under review, the accounting standard for impairment of fixed assets (the "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (August 9, 2002 by Accounting Standards Board of Japan)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (ASBJ Guidance No.6 on October 31, 2003 by Accounting Standards Board of Japan) are applied. As a result, income before income taxes and minority interest declined 63,083,000 yen. We subtract accumulated losses on the impairment of fixed assets directly from the amount of each asset.	—
—	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the accounting period under review, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No.5 on December 9, 2005 by the Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8 on December 9, 2005 by the Accounting Standards Board of Japan) are applied. Amount corresponding to traditional Shareholders' Equity is 14,899,799,000 yen. Based on the amendment of the "Regulations Concerning Interim Financial Statements," Net Assets in the interim balance sheet for the accounting period under review are prepared based on the "Regulations Concerning Interim Financial Statements" after the amendment.	—
	(Accounting Standard for Directors' Bonus) From the accounting period under review, the "Accounting Standard for Directors' Bonus" (ASBJ Statement No. 4 on November 29, 2005) is applied. There is no effect on operating profit, ordinary profit, and income before income taxes and minority interests due to this application.	
—	(Accounting Standard for Share-Based Payment and its Implementation Guidance) From the accounting period under review, the "Accounting Standard for Share-Based Payment and its Implementation Guidance" (ASBJ Statement No. 8 on December 27, 2005 by the Accounting Standards Board of Japan) and the "Guidance on Accounting Standard for Share-Based Payment" (ASBJ Guidance No. 11 on December 27, 2005 by the Accounting Standards Board of Japan) are applied. There is no impact on profits and losses as a result of this application.	—

Change in the method of representation

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006
1. Long-term loans were presented under "Others" in "Investment and other assets" until the first half of the previous fiscal year but separately listed at the end of the interim account period under review, as it exceeded five one-hundredths of assets. The amount of long-term loans at the end of the previous interim accounting period was 197,400,000 yen.	—
2. Along with official announcement of the law revising a portion of the Securities Exchange Law (Law No. 97 in 2004) on June 9, 2004 and its enforcement from December 1, 2004, as well as revisions to the practical guidelines regarding financial instruments accounting (Report No.14 of the Accounting System Committee) as of February 15, 2005, capital subscriptions to investment business limited partnerships and similar partnerships (which are deemed as negotiable securities under Article 2, Paragraph 2 of the Securities Exchange Law) are to be expressed as investments in securities from the accounting term under review. Further, the amount of such capital subscriptions under "Investments in Securities" posted in the balance sheet in the accounting term under review was 208,788,000 yen.	—

Additional information

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	Previous fiscal year From January 1, 2005 to December 31, 2005
The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the "Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 18,646,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 18,646,000 yen.	—	The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the "Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee). As a result, selling, general and administrative expenses increased 38,489,000 yen, and operating profit, ordinary profit and net profit for current period before adjustment of tax, etc. decreased 38,489,000 yen.

Explanatory notes

(Matters related to the balance sheet)

Section	As of June 30, 2005 End of the consolidated accounting period of the previous fiscal year	As of June 30, 2006 End of the consolidated accounting period of this fiscal year	FY2005 (As of December 31, 2005)
*1 Total depreciation of tangible fixed assets	93,264,000 yen	149,726,000 yen	110,848,000 yen
Accumulated losses on impairment of fixed assets	–	63,083,000 yen	–
*2 Secured assets and secured debt	Assets offered as collateral Shares of affiliated companies 309,355,000 yen Secured debts Short-term loans payable 2,178,000,000 yen	Assets offered as collateral Shares of affiliated companies 26,498,421,000 yen Secured debts Long-term debt due within one year 666,000,000 yen Short-term loans payable 22,000,000,000 yen Long-term debt 5,334,000,000 yen Total 28,000,000,000 yen	–
*3 Debt guarantee	Debt guarantee is provided to lease contracts and goods purchase contracts of the companies below. GMO Media Inc. Accrued rent 2,744,000 yen Accounts payable based on goods purchase contracts 179,000 yen GMO Hosting and Technologies, Inc. Accrued rent 14,462,000 yen Internet Number Corporation Accrued rent 17,589,000 yen Total 34,975,000 yen	Debt guarantee is provided to lease contracts and loan agreements of the companies below. GMO Media Inc. Accrued rent 1,278,000 yen Internet Number Corporation Accrued rent 9,111,000 yen GMO blog, Inc. Accrued rent 156,969,000 yen GMO internet securities, Inc. Accrued rent 259,457,000 yen GMO NETCARD, Inc. Borrowings 2,556,804,000 yen Total 2,983,621,000 yen	Debt guarantee is provided to lease contracts and loan agreements of the companies below. GMO Research, Inc. Accrued rent 1,964,000 yen Internet Number Corporation Accrued rent 15,326,000 yen TELECOM ONLINE Inc. Accrued rent 80,374,000 yen GMO Communications Co., Ltd. Accrued rent 59,333,000 yen GMO blog, Inc. Accrued rent 118,666,000 yen GMO internet securities, Inc. Accrued rent 1,208,000 yen Orient Credit Co., Ltd. Borrowings 2,500,000,000 yen Total 2,776,873,000 yen
*4 Treatment of consumption taxes, etc.	Suspense payments and suspense receipts of consumption taxes are presented under "Others" in current liabilities after netting.	Same as at left	–

(Matters related to the profit and loss statement)

<table>
<tr><th>Section</th><th>Accounting period in the previous term From January 1, 2005 to June 30, 2005</th><th>Accounting period in this term From January 1, 2006 to June 30, 2006</th><th>Previous fiscal year From January 1, 2005 to December 31, 2005</th></tr>
<tr><td>*1 Depreciation</td><td></td><td></td><td></td></tr>
<tr><td>Tangible fixed assets</td><td>25,353,000 yen</td><td>19,103,000 yen</td><td>49,605,000 yen</td></tr>
<tr><td>Intangible fixed assets</td><td>83,589,000 yen</td><td>70,618,000 yen</td><td>168,095,000 yen</td></tr>
<tr><td>*2 Major items of non-operating revenues</td><td></td><td></td><td></td></tr>
<tr><td>Interest received</td><td>19,486,000 yen</td><td>15,949,000 yen</td><td>59,141,000 yen</td></tr>
<tr><td>Dividends received</td><td>312,317,000 yen</td><td>843,151,000 yen</td><td>312,451,000 yen</td></tr>
<tr><td>Contributions from affiliates for work sharing</td><td>88,828,000 yen</td><td>51,765,000 yen</td><td>166,340,000 yen</td></tr>
<tr><td>*3 Major item in non-operating expenses</td><td></td><td></td><td></td></tr>
<tr><td>Interest paid</td><td>9,434,000 yen</td><td>69,763,000 yen</td><td>12,392,000 yen</td></tr>
<tr><td>*4 Major items in extraordinary profit</td><td></td><td></td><td></td></tr>
<tr><td>Gain on sales of shares in affiliated companies</td><td>328,470,000 yen
This is mainly attributable to the sales of shares in GMO Payment Gateway, Inc</td><td>370,913,000 yen
This is mainly attributable to the sales of shares in GMO HOSTING & SECURITY, INC.</td><td>3,091,639,000 yen
This is mainly attributable to the sales of shares in GMO HOSTING & SECURITY, INC.</td></tr>
<tr><td>Gain on sales of investment securities</td><td>389,250,000 yen
This is mainly attributable to the sales of shares in Aeria Inc.</td><td>420,055,000 yen
This is mainly attributable to the sales of shares in Incubator Bank of Japan, Ltd.</td><td>396,038,000 yen
This is mainly attributable to the sales of shares in Aeria Inc.</td></tr>
<tr><td>*5 Major items in extraordinary loss</td><td></td><td></td><td></td></tr>
<tr><td>Loss on sale of fixed assets</td><td>10,573,000 yen</td><td>32,609,000 yen
This is mainly attributable to the termination of INS lines.</td><td>91,701,000 yen</td></tr>
<tr><td>Provision for allowance for investment losses</td><td>163,062,000 yen
This is provided in preparation for a loss on an investment in an affiliate company, GMO Research, Inc.</td><td>—</td><td>165,372,000 yen
This is provided in preparation for a loss on an investment in an affiliate company, GMO Research, Inc.</td></tr>
<tr><td>Loss on impairment of fixed assets</td><td>—</td><td>63,083,000 yen
Losses on impairment of fixed assets were recorded for idle assets.
<table><tr><th>Use</th><th>Type</th><th>Location</th></tr><tr><td rowspan="3">Idle</td><td>Rights to use facilities</td><td>Shibya-ku, Tokyo</td></tr><tr><td>Rights to apply for patents</td><td>Shibya-ku, Tokyo</td></tr><tr><td>Telephone subscription rights</td><td>Shibya-ku, Tokyo</td></tr></table>The assets are classified into groups mainly based on the type of business. With respect to idle assets, the book value is reduced to the recoverable value, and the amount of the reduction is recorded as impairment losses under extraordinary losses. The breakdown of the losses is as follows: 25 million yen for right to</td><td>—</td></tr>
</table>

		rights to apply for patents, and 27 million yen for telephone subscription rights. The recoverable value is measured using the net sales value and evaluated based on the assessed value of fixed assets.	
Loss on devaluation of investment securities	—	34,530,000 yen	249,669,000 yen
Loss on devaluation of affiliated companies	49,999,000 yen	28,708,000 yen	1,167,814,000 yen
Expenses for change of corporate name	37,566,000 yen	—	37,566,000 yen
Loss on sales of shares in affiliates	—	49,786,000 yen	157,000 yen

(Interim Statement of Changes in Net Assets)

Current accounting term (from January 1, 2006 to June 30, 2006)

1. Type and total number of shares issued by the Company

Type of stock	At the end of the previous accounting period	Increase	Decrease	At the end of this interim accounting period
Common share (shares)	90,746	38	64,000	26,784

(Main reasons for the change)

Increase in number: Due to the request for purchase of fractional shares.

Decrease in number: Due to the use of treasury stocks as a result of the exercise of stock options.

(Matters related to lease transactions)

Accounting period in the previous term
From January 1, 2005 to June 30, 2005

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Tools, equipment and fixtures (thousand yen)	Software (thousand yen)	Total (thousand yen)
Amount equivalent to acquisition price	666,042	186,729	852,771
Amount equivalent to total sum of depreciation	309,405	78,844	388,249
Amount equivalent to balance at the end of term	356,637	107,884	464,521

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	183,334,000 yen
Over one year	287,438,000 yen
Total	470,772,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	106,583,000 yen
Amount equivalent to depreciation cost	101,923,000 yen
Amount equivalent to interest paid	4,624,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

We use the fixed amount method, with the lease period set as the effective live and the remaining value set as zero.

Method of calculating the amount equivalent to interest

While the disparity between the total sum of lease fees and the amount equivalent to the acquisition price of lease assets is set as the amount equivalent to interest, we adopt the interest method for distribution to the respective terms.

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	6,523,000 yen
Over one year	15,828,000 yen
Total	22,352,000 yen

Accounting period in this term
From January 1, 2006 to June 30, 2006

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Tools, equipment and fixtures (thousand yen)	Software (thousand yen)	Total (thousand yen)
Amount equivalent to acquisition price	639,974	102,097	742,072
Amount equivalent to total sum of depreciation	304,562	34,814	339,377
Amount equivalent to balance at the end of term	335,412	67,282	402,695

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	162,229,000 yen
Over one year	247,037,000 yen
Total	409,266,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	99,038,000 yen
Amount equivalent to depreciation cost	94,073,000 yen
Amount equivalent to interest paid	4,936,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

Same as at left

Method of calculating the amount equivalent to interest

Same as at left

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	9,908,000 yen
Over one year	19,302,000 yen
Total	29,211,000 yen

FY2005
(From January 1, 20, 2005 to December 31, 2005)

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of term

	Tools, equipment and fixtures (thousand yen)	Software (thousand yen)	Total (thousand yen)
Amount equivalent to acquisition price	580,518	169,510	750,028
Amount equivalent to total sum of depreciation	330,660	66,524	397,184
Amount equivalent to balance at the end of term	249,857	102,986	352,843

(2) Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	135,392,000 yen
Over one year	221,539,000 yen
Total	356,931,000 yen

(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid

Lease fees paid	188,956,000 yen
Amount equivalent to depreciation cost	180,588,000 yen
Amount equivalent to interest paid	7,415,000 yen

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

Method of calculating the amount equivalent to depreciation cost

Same as at left

Method of calculating the amount equivalent to interest

Same as at left

2. Operating lease transaction

Amount equivalent to balance of unearned lease fees at the end of term

Less than one year	6,600,000 yen
Over one year	12,509,000 yen
Total	19,110,000 yen

(Matters related to securities)

Shares in subsidiaries and affiliates with market value

Previous accounting term (ended June 30, 2005)

Type	Amount posted in the balance sheet (thousand yen)	Market value (thousand yen)	Variance (thousand yen)
Shares of subsidiaries and affiliated companies	1,206,758	29,635,720	28,428,961
Total	1,206,758	29,635,720	28,428,961

Accounting term under review (ended June 30, 2006)

Type	Amount posted in the balance sheet (thousand yen)	Market value (thousand yen)	Variance (thousand yen)
Shares of subsidiaries and affiliated companies	1,646,840	28,465,330	26,818,489
Total	1,646,840	28,465,330	26,818,489

FY2005 (ended December 31, 2005)

Type	Amount posted in the balance sheet (thousand yen)	Market value (thousand yen)	Variance (thousand yen)
Shares of subsidiaries and affiliated companies	1,649,679	84,147,109	82,497,429
Total	1,649,679	84,147,109	82,497,429

(Per share information)

Section	Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net assets per share	190 yen 88 sen	240 yen 48 sen	203 yen 01 sen
Net profit per share	14 yen 91 sen	22 yen 88 sen	27 yen 47 sen
Net profit per share after adjustment of latent shares	14 yen79 sen	22 yen 83 sen	27 yen 32 sen
	The Company carried out a two-for-one share split as of August 20, 2004. Further, provided that the share split was carried out at the beginning of the previous consolidated accounting term, the per share information in the previous term is as follows: Net assets per share 187 yen 33 sen Net profit per share 27 yen 53 sen Net profit per share after adjustment of latent shares 27 yen 06 sen	(Additional information) Along with the revision of the "Guidance on Accounting Standard for Earnings Per Share" (ASBJ Guidance No. 4) on January 31, 2006, the amount of net deferred hedge gains (adjusted for tax effect) is included in net assets at the end of the interim accounting term regarding common stock from the interim accounting period under review. Net assets per share for the interim accounting term under review, calculated based on the method used for the previous interim accounting term, are 240.30 yen.	

(Note) Calculation basis

1. Net assets per share

Section	Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Total net assets in the balance sheet	–	14,910,562,000 yen	–
Net assets regarding common stock	–	14,910,562,000 yen	–
Difference between total net assets in the balance sheet and the amount of net assets at the end of interim accounting term regarding common stock used for the calculation of net assets per share	–	–	–
Number of common shares issued	–	62,031,378 shares	–
The Company's common shares	–	26,784 shares	–
The number of common shares used for the calculation of net assets per share	–	62,004,594 shares	–

2. Net profit per share and net profit per share after adjustment of latent shares

Section	Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
Net profit per share			
Net profit	913,362,000 yen	1,417,456,000 yen	1,687,658,000 yen
Amount not belonging to common shareholders	–	–	–
Net profit associated with common shares	913,362,000 yen	1,417,456,000 yen	1,687,658,000 yen
Average number of shares issued during the term	61,686,297 shares	62,031,378 shares	61,720,805 shares
Average number of treasury shares during term	– 417,230 shares	– 69,997 shares	– 291,789 shares
Average number of shares during the term	61,269,067 shares	61,961,381 shares	61,429,016 shares
Net profit per share after adjustment of latent shares			
Adjustment of net profit	–	–	–
Increase in common shares	467,414 shares	136,311 shares	335,948 shares
(Of which, equity warrants)	(450,263 shares)	(136,311 shares)	(315,457 shares)
(Of which, stock options by the payback method)	(17,151 shares)	(–)	(20,491 shares)
Summary of latent shares not included in the calculation of net profit per share after adjustment of latent shares as they do not have a dilution effect	–	Stock subscription rights based on Article 280-20 and Article 280-21 of the former amended Commercial Code in 2001 Second stock subscription right (Resolved at the ordinary general meeting of shareholders on March 29, 2005) Common stock 10,000 shares—	1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (total face amount: 31,000 million yen).

(Material subsequent events)

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
1. Conclusion of a stock swap agreement with Solis Corporation At the Board of Directors' meeting held on August 1, 2005, the Company and Solis Corporation received on September 21, 2005 approval for the conclusion of a stock swap agreement under which Solis Corporation would become a wholly-owned subsidiary of the Company for the purpose of expanding its businesses. (1) Overview of the stock swap agreement 1)Contents of the stock swap The stock swap is conducted based on Article 352 of the Commercial Code, and the Company will exchange stocks based on the "simple stock swap" procedures stipulated in Article 358, Paragraph 1 of the Commercial Code. 2) Date of stock swap September 21, 2005 3) Stock issued by the stock swap and its allocation The Company will issue 429,390 common shares through a stock swap with Solis Corporation and deliver them to the shareholders named in the shareholders' register with a ratio of 0.524 shares to 1 common share of Solis Corporation. 4) Amount of capital reserve to increase The increase in capital reserve with the stock swap will be the amount of existing net assets of Solis Corporation. (2) Overview of Solis Corporation 1) Main lines of business Domain registration business 2) Sales and operating profit (Year ended December 2004) Sales: 158,965,000 yen Operating profit: − 144,000 yen 3) Assets, liabilities, shareholders' equity (Year ended December 2004) Assets: 45,504,000 yen Liabilities: 33,410,000 yen Shareholders' equity: 12,094,000 yen	1. Sale of securities On August 29 and September 12, 2006, the Company sold shares held in Drecom Co., Ltd. The gain on the sale of investment securities was 1,206,525,000 yen.	1. Redemption of 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity by GMO Internet Inc. Following the resolution of the Board of Directors meeting held on February 14, 2006, the Company redeemed the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) before maturity. The details are as follows: (1) Issues Redeemed Before Maturity The 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants (with a special agreement that convertible bond-type corporate bonds with equity warrants are in the same rank in a limited way) of GMO Internet Inc. (2) Amount Redeemed Before Maturity The entire amount of the total face value of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrant (with the special agreement that convertible bond-type corporate bonds with equity warrant are in the same rank in a limited way) of GMO Internet Inc. was 31 billion yen (3) Method of Redemption Before Maturity 100 yen per ¥100 par value (4) Period of Redemption Before Maturity: March 17, 2006 (5) Method of Fund Raising for Redemption Before Maturity Bank borrowing 2. Bank Borrowing At the Board of Directors meeting held on March 2, 2006, the Company resolved that it should borrow money from banks for the redemption of the 1st to 3rd unsecured convertible bond-type corporate bonds with equity warrants before maturity, and implemented such borrowing. The details are as follows: (1) 1) Lender: Aozora Bank 2) Amount of borrowing: 22 billion yen 3) Repayment period: Six months form the date of implementation 4) Date of borrowing: March 16, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 0.59273% (2) 1) Lender: Resona Bank, Limited. Mizuho Bank , Ltd. The Nisshin Fire & Marine Insurance Co., Ltd. The Hyakujushi Bank, Ltd. 2) Amount of borrowing: 6 billion yen 3) Repayment period: Five years form the date of implementation 4) Date of borrowing: March 15, 2006 5) Security: Shares in the Company's subsidiaries 6) Interest rate: 1.13636% (3) 1) Lender: Sumitomo Mitsui Banking Corporation 2) Amount of borrowing: 2.8 billion yen 3) Repayment period: Three years form the date of implementation 4) Date of borrowing: March 16, 2006 5) Interest rate: 0.83%

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
2. Conclusion of a share transfer agreement At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to acquire shares issued by Orient Credit Co., Ltd. to expand its business areas. A share transfer agreement was concluded. Details are as follows: (i) Name of companies from which we acquire shares Unison Capital Patners,L.P UC Ocean Investers,L.P. UC Ocean Investers2,L.P. (ii)Name of a company from which we acquire shares Orient Credit Co., Ltd. (iii) Date of share acquisition September 30, 2005 (iv) Number of shares to acquire 71,867 shares (v) Acquisition costs and ownership ratio after the acquisition Acquisition cost: 25,041 million yen Ownership ratio after acquisition: 94.28% (vi) Financing for payment and payment method Financing through bond issuance 3. Bond issuance At the meeting of the Board of Directors held on August 15, 2005, the Company resolved to issue bonds through a private placement to raise funds for the acquisition of shares. The details are as follows. (i) Type First unsecured straight bond (ii) Offer price 100 yen per face value of 100 yen (iii) Total issue amount 28 billion yen (iv) Interest rate 1% per year (v) Issue date August 31, 2005 (vi) Maturity 1 year (vii) Use of proceeds Acquisition of shares (viii) Redemption 100 yen per face value of 100 yen The issuing company may make an early redemption with accrued interest in addition to the 100 yen per face value of 100 yen upon the giving of one week's advance notice. The Company redeemed the entire amount on September 7, 2005 with the issuance of the first through third unsecured convertible bonds with equity warrants.		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
4. Issuance of the first unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The first unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 15 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 30 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
5. Issuance of the second unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The second unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 10 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 20 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
6. Issuance of the third unsecured convertible bonds with equity warrants At the meeting of the Board of Directors held on August 22, 2005, the Company resolved to issue the first through third unsecured convertible bonds with equity warrants. The details are as follows: (1) Name of bond GMO Internet, Inc. The third unsecured convertible bonds with equity warrants (Unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (2) Total issue amount 6 billion yen (3) Offer price 100 yen per face value of 100 yen (4) Interest rate None (5) Maturity September 7, 2007 (6) Payment date and issue date September 7, 2005 (7) Security None (8) Use of proceeds Proceeds will be used for the redemption of the total amount of the first unsecured straight bond and repayment of the total amount of short-term borrowings, as well as expansion of new businesses. (9) Matters related to stock acquisition rights (i) Type of stock as the object of stock acquisition rights Common stock of GMO Internet, Inc. (ii) Total number of stock acquisition rights 12 rights (iii) Offer price of stock acquisition rights Free (iv) Exercise period of stock acquisition rights From September 8, 2005 to September 6, 2007 (v) Number of shares as the object of stock acquisition rights It shall be the maximum integral number obtained by dividing the total amount of offer prices of this bond when the exercise of stock subscription rights is requested by the amount of payment at the time of exercise (hereinafter called the "conversion price" (Note 2)). In this case, fractions of shares less than one share shall be truncated and not adjusted by cash. (vi) Amount of payment at the time of exercise 3,000 yen per share (vii) Offer price of shares to be issued by the exercise of stock subscription rights and amount of capitalization i) Offer price of shares 3,000 yen per share (Note) ii) Amount of capitalization within the offer price 1,500 yen per share (When the amount of payment is adjusted, the amount of capitalization shall be half the amount of payment after adjustment. When a decimal number of less than one yen arises from the calculation, it shall be rounded up to the nearest one yen.)		

Accounting period in the previous term From January 1, 2005 to June 30, 2005	Accounting period in this term From January 1, 2006 to June 30, 2006	FY2005 (From January 1, 20, 2005 to December 31, 2005)
(Note) Change in conversion price (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average daily closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). In April 2006, however, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice. (ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item. (iii) If there is cause for the adjustment of the Conversion Price as set out in the following Item during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in the following Item.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions involving the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.		

(2) Other

At the meeting of the Board of Directors held on August 14, 2006, we passed the following resolution regarding the interim dividend for the current fiscal year:

(a) Total amount of interim dividends: 186,013,000 yen

(b) Dividend per share: 3 yen

(c) Effective date of right to request payment and the payment inception date: Thursday, September 28, 2006

(Note) Payment will be made to shareholders named or recorded on the final shareholders' register and beneficial shareholders' register on June 30, 2006.

No.6 Reference Information about the Company Submitting the Report

We submitted the documents listed below from the commencement date of the interim accounting period under review to the filing date of the semiannual report.

(1) Shelf registration statement (stock subscription warrants) and documents attached to it			Submitted to the Head of Kanto Financial Bureau March 13, 2006
(2) Financial statement report	Business term (15th term)	From January 1, 2005 To December 31, 2005	Submitted to the Head of Kanto Financial Bureau March 30, 2006
(3) Amended shelf registration statement	Amended shelf registration statement related to the shelf registration statement submitted on March 13, 2006 ((1) above)		Submitted to the Head of Kanto Financial Bureau March 30, 2006
(4) Extraordinary report	Extraordinary report in accordance with the provision of Section 3, Paragraph 2, Article 19 of the Cabinet Office regulations regarding disclosure of corporate content, etc. (Transfer of Specified Subsidiaries)		Submitted to the Head of Kanto Financial Bureau April 14, 2006
(5) Extraordinary report	Extraordinary report in accordance with the provision of Section 3, Paragraph 2, Article 19 of the Cabinet Office regulations regarding disclosure of corporate content, etc. (Transfer of Specified Subsidiaries)		Submitted to the Head of Kanto Financial Bureau August 1, 2006

Section 2 Information on Guarantor for the Company Submitting the Report

There is no applicable item.

Interim Audit Report by Independent Auditor

September 20, 2006

Messrs. Board of Directors of [redacted]

Deloitte Touche Tohmatsu

[redacted]	[redacted], Certified Public Accountant
[redacted]	[redacted], Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the interim consolidated financial statements for the interim consolidated accounting term from [redacted] to [redacted] of the consolidated accounting term from [redacted] to [redacted] of [redacted] stated in the "Status of Accounting," namely the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated statement of changes in net assets, and the interim consolidated statement of cash flow. While the management of GMO Internet, Inc. shall be liable for the preparation of the interim consolidated financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the interim consolidated financial statements from an independent standpoint.

We conducted our interim audit in accordance with generally accepted auditing standards of Japan. The interim auditing standards required us to give a reasonable guarantee after checking if the interim consolidated financial statements contained any materially false statement with the potential to mislead investors with respect to the useful information shown in the interim consolidated financial statements. The interim audit was basically conducted using analytical auditing procedures and incorporating certain other auditing procedures as necessary. As a result of the audit, we judged that we had obtained reasonable grounds to express an opinion about the interim consolidated financial statements.

We acknowledge that the interim consolidated financial statements mentioned above accurately represent useful information with respect to the financial situation as of [redacted] as well as the results and cash flow for the interim consolidated accounting term from [redacted] to [redacted] of [redacted] and its interim consolidated subsidiaries under generally accepted formulation standards of interim consolidated accounting statements in Japan.

Supplementary information

As described in "Significant items regarding the preparation of consolidated financial statements," the Company has prepared consolidated interim financial statements by applying the accounting standard for the impairment of fixed assets, as it has been decided that this standard shall be applied from the consolidated interim accounting term under review.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

End

Interim Audit Report by Independent Auditor

September 20, 2006

Messrs. Board of Directors of [redacted]

Deloitte Touche Tohmatsu

[redacted]	[redacted], Certified Public Accountant
[redacted]	[redacted], Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the interim financial statements for the interim accounting term from [redacted] to [redacted] of the [redacted] business term from [redacted] to [redacted] of [redacted] stated in the "Status of Accounting," namely the interim balance sheet, the interim profit and loss statement, and the interim statement of changes in net assets. While the management of GMO Internet, Inc. shall be liable for the preparation of the interim financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the interim financial statements from an independent standpoint.

We conducted our interim audit in accordance with generally accepted auditing standards of Japan. The interim auditing standards required us to give a reasonable guarantee after checking if the interim financial statements contained any materially false statement with the potential to mislead investors with respect to the useful information shown in the interim financial statements. The interim audit was basically conducted using analytical auditing procedures and incorporating certain other auditing procedures as necessary. As a result of the audit, we judged that we had obtained reasonable grounds to express an opinion about the interim financial statements.

We acknowledge that the interim financial statements mentioned above accurately represent useful information with respect to the financial situation as of [redacted] for the interim accounting term from [redacted] to [redacted] of [redacted] under generally accepted formulation standards of interim accounting statements in Japan.

Supplementary information

As described in "Significant items regarding the preparation of financial statements," the Company has prepared interim financial statements by applying the accounting standard for the impairment of fixed assets, as it has been decided that this standard shall be applied from the interim accounting term under review.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

End